FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

___________________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

AMENDMENT NO. 9
to
ANNUAL REPORT
of

PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

___________________

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

__________________

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2011 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (m)	Public Accounts of Ontario: 2011-2012 Province of Ontario Annual Report and Consolidated Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

September 17, 2012	By: /s/ Irene Stich
Name:   Irene Stich
Title:      Director, Capital Markets Operations
             Capital Markets Division
 Ontario Financing Authority

EXHIBIT INDEX

Exhibit (m):	Public Accounts of Ontario: 2011-2012 Province of Ontario Annual Report and Consolidated Financial Statements.

EXHIBIT (m)

Public Accounts of Ontario: 2011-2012 Province of Ontario
Annual Report and Consolidated Financial Statements

[The Ontario Coat of Arms]

Ministry of Finance

PUBLIC ACCOUNTS

of

ONTARIO

2011-2012

Annual Report
and
Consolidated Financial
Statements

To the Honourable
David C. Onley
Lieutenant Governor of Ontario

May It Please Your Honour:

The undersigned has the honour to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2012, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

/s/  Dwight Duncan
The Honourable Dwight Duncan
Minister of Finance and Deputy Premier
Toronto, September 2012

TABLE OF CONTENTS

Foreword iii
Introduction 1
Guide to the Public Accounts 3
Annual Report 3
Supporting Volumes 4
Statement of Responsibility 5

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Overview 9
Analysis of 2011–12 results 11
Revenue 11
Investments in services, programs and infrastructure 13
Impact on borrowing and financial position 16
Indicators of financial condition 17
Eliminating the deficit 19
Restraining growth in spending 19
Achieving sustainable health care 21
Maintaining accountability and transparency in financial reporting 22
Delivering results 25
Keeping Ontario at the forefront of education and job creation 25
Maintaining excellence in health care 26
Creating a cleaner, greener future 27
2011–12 Interim to Actual results 29

CONSOLIDATED FINANCIAL STATEMENTS

Auditor’s Report 33
Consolidated Statement of Operations 35
Consolidated Statement of Financial Position 36
Consolidated Statement of Change in Net Debt 37
Consolidated Statement of Change in Accumulated Deficit 38
Consolidated Statement of Cash Flow 39
Notes to the Consolidated Financial Statements 40
Schedules to the Consolidated Financial Statements 65
Glossary 85
Sources of Additional Information 91

FOREWORD

I am pleased to present the Province of Ontario’s Public Accounts for the year 2011–12.

Many places around the world are confronting challenges brought on by an uncertain global economic environment. Ontario is focused more than ever on eliminating the deficit and the five-year plan to balance the budget will see us reach that goal in 2017–18.

Eliminating the deficit is the single most important step we can take to strengthen our economy, create jobs and protect our world-class schools and hospitals. It is the best way to move Ontario forward and make the right choices that speak to the priorities of Ontario families.

The McGuinty government is taking strong action to strengthen the foundations of our economy, make smart investments that create jobs and build prosperity for current and future generations.

For the third year in a row, we are ahead of our plan in lowering the deficit. The McGuinty government will stay the course and continue to meet its fiscal targets. If Ontario does not achieve its targets, the Province risks paying higher interest on debt, instead of investing in what matters most to Ontarians — education, health care and job creation.

Working together, Ontarians have rebuilt our schools and hospitals following years of neglect. When the global recession hit, the McGuinty government injected substantial stimulus into the economy, created jobs in the short term and laid the foundation for jobs and opportunities in the long term. It also made considerable infrastructure investments when our economy most needed help during the downturn. The Tax Plan for Jobs and Growth helped stabilize our economy by lowering income taxes for families and businesses and introducing tax changes –– including the Harmonized Sales Tax (HST) –– to help ensure Ontario’s future prosperity. These important tax reforms made businesses more competitive and created the right climate for job creation.

Currently, Ontario’s economy is growing despite global economic uncertainty. Real gross domestic product (GDP) has increased 7.5 per cent over the past 11 quarters since the bleakest days of the global recession in 2008–09. While economic growth has returned to Ontario, it is more modest than we would like, so strong action is necessary to eliminate the deficit.

In order to meet the Province’s fiscal targets, the McGuinty government is managing spending prudently. The 2012 Ontario Budget included $4 in savings and cost containment measures for every additional $1 in proposed new revenue measures, including nearly $18 billion in savings and cost avoidance over three years.

Everyone has a role to play in eliminating the deficit. We are working with public sector employers and bargaining agents to reach agreements that allow the government to meet its fiscal targets while protecting public services. By working together, we will preserve those jobs while protecting services for all Ontarians and living within our fiscal reality.

The McGuinty government will not make arbitrary, across-the-board cuts to eliminate the deficit. That approach would harm the economy and jeopardize the important gains we have made in education and health care. Instead, we will keep our province on the right track by maintaining a low rate of growth in spending and transforming public and broader public sector services to make them more efficient and more effective.

Our economy has made steady progress this year, leading to a lower overall deficit figure. Ontario’s deficit for 2011–12 is $13.0 billion, $3.3 billion lower than projected in the 2011 Budget. This figure is also 47 per cent lower than the 2009–10 deficit of $24.7 billion forecast in the fall of 2009, at the lowest point of the global recession. We are ahead of plan to eliminate the deficit, yet we must redouble our efforts to continue the important progress we are making.

We must eliminate the deficit to encourage strong growth into the future. This will ensure that Ontario families continue to receive the best education and health care in the world and a robust economy that creates jobs and provides a great quality of life.

Ontario is a strong province with a proud tradition. Throughout its history, Ontarians have worked together to build a growing economy and a bright future. Through strong action and an unwavering commitment, we are doing that again. The choices the McGuinty government is making are the right choices to meet today’s challenges. We will continue to be prudent managers of Ontario’s finances to eliminate the deficit, strengthen our economy, create jobs and protect what Ontarians have worked hard to gain.

      /s/ Dwight Duncan
The Honourable Dwight Duncan
            Minister of Finance and Deputy Premier

INTRODUCTION

This Annual Report outlines Ontario’s financial results, activities and position for the year ending March 31, 2012. The Annual Report is a key element of the Public Accounts of the Province of Ontario and central to demonstrating the Province’s transparency and accountability for financial resources.

This Report allows comparison of the Province’s actual financial results for the 2011–12 fiscal year to the Budget plan of March 2011. It also outlines trends in a number of key financial indicators over the past several years. By providing comparisons and historical trends, the Financial Statement Discussion and Analysis contained in this Annual Report helps users of the financial statements to understand the impact of economic conditions and other factors on government finances for the year and over time. This information supports the government’s commitment to accountability and transparency in financial reporting.

Producing the Public Accounts of Ontario, including the three supplementary volumes and this Annual Report, requires teamwork and collaboration on the part of many staff members across the provincial government and Ontario’s public sector. In addition, the Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements. I would like to thank everyone who was involved in preparing the 2011–12 Public Accounts for their essential and valuable contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email at annualreport@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Ontario Ministry of Finance, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, ON M7A 1Y7.

            /s/  Murray Lindo
Murray Lindo, CMA
Assistant Deputy Minister and Provincial Controller
Ontario Ministry of Finance

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and three supporting volumes.

Annual Report

The Annual Report includes a Financial Statement Discussion and Analysis section that discusses the Province’s financial results and other information. For the 2011–12 reporting period, results have been presented using a new accounting standard for tax revenue issued by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) that is effective April 1, 2012. This revised presentation allows for complete comparability to the interim results for the 2011–12 fiscal year that were presented in the 2012 Budget on March 27, 2012 and subsequently updated on April 25, 2012. In addition, the Financial Statement Discussion and Analysis section contains a reconciliation table that allows readers to compare the restated results to the original Budget plan presented in March 2011. The change in presentation involves equal changes to both revenue and expenditure and thus has no impact on the reported deficit.

The Annual Report also contains the Consolidated Financial Statements, which are made up of several documents and schedules:

●
The Auditor General’s Report expresses the opinion of the Auditor General as to whether the statements fairly report the activities of the government in accordance with Canadian public sector accounting principles.

●
The Consolidated Statement of Operations reports the annual surplus or deficit from operations in the period. It shows government revenue against the cost of providing programs and services and financing debt. The difference is the annual surplus or deficit. The statement also provides a comparison to the Budget plan.

●
The Consolidated Statement of Financial Position shows the assets of the Province, which are classified as financial or non-financial, against its obligations. The Province’s net debt consists of its obligations less its financial assets. The Province’s accumulated deficit is its net debt less the value of its non-financial assets.

●
The Consolidated Statement of Change in Net Debt shows the impact of financing the annual deficit and investments in capital assets. As well, this statement reflects the annual change in the fair value of Ontario Nuclear Funds Agreement (ONFA) investments and transitional impacts as government organizations adopt International Financial Reporting Standards (IFRS) or PSAB standards.

●
The Consolidated Statement of Change in Accumulated Deficit shows the impact of the annual deficit, the IFRS and PSAB transitional impacts, and unrealized gains and losses due to changes in the fair value of the ONFA investments.

●
The Consolidated Statement of Cash Flow shows the sources and uses of cash over the period. Sources of cash include taxation and other revenues, increases in debt and decreases in financial investments, while uses of cash include operating expenses, investments in infrastructure and other assets. The Consolidated Statement of Cash Flow shows the impact of all these activities on the Province’s holdings of cash and cash equivalents over the year.

●
Notes and schedules provide further information on the items in the various statements and form an integral part of the Consolidated Financial Statements. The notes also include a summary of the significant accounting policies that reflect the basis on which the Province’s financial statements are prepared, as well as upcoming changes to accounting standards.

Supporting Volumes

Volume 1 contains ministry statements and detailed schedules of debt and other items. The ministry statements, which are presented on the accrual basis of accounting, compare the amounts that were appropriated by the Legislative Assembly to actual expenses incurred.

The expenses of government organizations, including provincial corporations, boards, commissions, hospitals, school boards and colleges, are not appropriated. However, the impact of these organizations on the government’s finances is reflected in the Consolidated Financial Statements, as described in Note 1 to the Consolidated Financial Statements.

Volume 2 contains the financial statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, and other miscellaneous financial statements.

Volume 3 contains detailed schedules of ministry payments.

STATEMENT OF RESPONSIBILITY

The Consolidated Financial Statements and Financial Statement Discussion and Analysis are prepared by the Government of Ontario in compliance with legislation and in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

The government accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis.

The government is also responsible for maintaining systems of financial management and internal control to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by the Auditor General of Ontario and his report appears on page 33 of this document.

/s/ Steve Orsini                                                                                                                                                        /s/ Murray Lindo
Steve Orsini                                                                                                                                                             Murray Lindo, CMA
Deputy Minister                                                                                                                                                       Assistant Deputy Minister
September 6, 2012                                                                                                                                                  and Provincial Controller
                                                                                                                                                                                September 6, 2012

FINANCIAL STATEMENT DISCUSSION
AND ANALYSIS

OVERVIEW

2011–12 Actual results against 2011 Budget plan Table 1 ($ Billions)
	2011 Budget	2011–12 Actual	Variance
Revenue	109.3	109.8	0.5
Expense
Programs	114.6	112.7	(1.9)
Interest on debt	10.3	10.1	(0.2)
Total Expense	124.9	122.7	(2.2)
Reserve	0.7	–	(0.7)
Annual Deficit	(16.3)	(13.0)	(3.3)
Notes:
To ensure consistency with the presentation of interim results that were released on April 25, 2012, the above 2011 Budget and results for 2011–12 have been presented using a new PSAB accounting standard for tax revenue. The change in presentation has no impact on the reported annual deficit. The section entitled “Maintaining accountability and transparency in financial reporting” on page 22 provides further details and a reconciliation to the original 2011 Budget presentation for this and other changes.
Numbers may not add due to rounding.

Reflecting the government’s commitment to eliminating the deficit, the Province’s fiscal results for the 2011–12 fiscal year were $3.3 billion ahead of the plan projected in the 2011 Budget. The deficit was $13.0 billion, lower than the projected $16.3 billion, marking the third consecutive year in which the Province has improved on its fiscal projections.

At $109.8 billion, revenues were $0.5 billion above forecast, while spending on programs and interest on debt was $2.2 billion less than planned. Savings were achieved in most ministries and program areas, including health care. Program spending rose by only 0.9 per cent from the previous year, the second-lowest increase in 10 years. The Province also used a $700 million reserve built into the fiscal plan to further reduce the deficit.

Ontario’s economy continued to expand in 2011–12, recording growth in real gross domestic product (GDP) of 2.1 per cent in 2011 and 0.6 per cent in the first quarter of 2012. Business capital spending, supported by the province’s improved tax competitiveness including the Harmonized Sales Tax (HST), was a major contributor to growth, accounting for more than half of the total increase in real GDP. By the end of the 2011–12 fiscal year, Ontario’s GDP was bigger than it was before the recession.

Revenue performance for 2011–12 was slightly above the forecast in the 2011 Budget. Revenues grew by a smaller amount this year than they did last year. Concerns about the sovereign debt crisis in Europe and continuing uncertainty for the U.S. economy dampened expansion in Ontario, while the end of a number of stimulus programs reduced federal government transfers.

In 2008, the global economy entered a deep recession and the government invested heavily in stimulating the economy to protect and create jobs. As Ontario and much of the rest of the world have turned the corner on the recession, economic growth is more modest. Eliminating the deficit is essential to building a strong economy that creates jobs and protects the gains made in education and health care. To that end, the government is taking strong action on a number of fronts to control growth in expenditures. In 2011–12, savings were on track to reach nearly $1.5 billion over three years, as outlined in the 2011 Budget.

At the same time, Ontario is working to protect major investments in quality public services in this province that have helped to make it one of the best places in the world to live, work and raise a family. As a result of investments in education, health care and other key public services over the past several years:

●
Ontario’s students are ranked by the Organisation for Economic Co-operation and Development (OECD) among the best in the world, and perform above the Canadian average in all three areas of math, reading and science in national assessments;

●	Ontario now has the shortest wait times in Canada for a wide range of medical services, and more than 2.1 million Ontarians who did not have a physician in 2003 now have a regular doctor; and

●
The province continues to be a North American leader in developing clean, renewable sources of energy and conserving resources, bringing more than 2,500 megawatts online and saving a further 1,700 megawatts through its conservation efforts since 2005.

Detailed performance results in each of these areas are presented starting on page 25.

ANALYSIS OF 2011–12 RESULTS

Details of 2011–12 Actual results against Budget plan Table 2 ($ Billions)
	2011 Budget	2011–12 Actual	Variance
Revenue
Taxation	75.9	75.6	(0.3)
Government of Canada	21.7	21.3	(0.4)
Income from government business enterprises	4.5	4.4	(0.1)
Other non-tax revenue	7.2	8.5	1.3
Total Revenue	109.3	109.8	0.5
Expense
Health	47.5	46.5	(1.1)
Education	23.2	22.9	(0.3)
Children’s and social services	13.8	13.5	(0.2)
Postsecondary and training	7.4	7.3	(0.1)
Justice	3.9	3.9	(0.0)
Other programs	18.8	18.6	(0.2)
Total Program Expense	114.6	112.7	(1.9)
Interest on debt	10.3	10.1	(0.2)
Total Expense	124.9	122.7	(2.2)
Reserve	0.7	–	(0.7)
Annual Deficit	(16.3)	(13.0)	(3.3)
Notes:
To ensure consistency with the presentation of interim results that were released on April 25, 2012, the above 2011 Budget and results for 2011–12 have been presented using a new PSAB accounting standard for tax revenue. The change in presentation has no impact on the reported annual deficit. The section entitled “Maintaining accountability and transparency in financial reporting” on page 22 provides further details and a reconciliation to the original 2011 Budget presentation for this and other changes.
Education sector excludes Teachers’ Pension Plan expense. Schedule 4 of the Consolidated Financial Statements provides details of this expense item.
Numbers may not add due to rounding.

Revenue

Changes to taxation revenue are largely a reflection of economic activity. Ontario’s economy expanded by 2.1 per cent in 2011, as measured by growth in real GDP. This was slightly below the 2.4 per cent growth projection used in developing the 2011 Budget.

Ontario’s real GDP has recovered from the global recession of 2008–09. Including results for the first quarter of calendar 2012, Ontario real GDP has increased by 7.5 per cent from its low point in the second quarter of 2009. It is now also above its pre-recession peak.

Business investment in machinery and equipment is driving economic growth. These productivity-boosting investments rose by 15.2 per cent in 2010 and 18.7 per cent in 2011. Ontario’s improved tax competitiveness, including the introduction of the HST in July 2010, has supported this strong growth in business investment. Household consumption also contributed to overall growth in 2011, rising by 2.3 per cent.

Both business investment and household consumption continued to grow in the first quarter of calendar 2012, with investment in plant and equipment rising 1.0 per cent and consumer spending increasing 0.6 per cent. This helped the Ontario economy to grow by 0.6 per cent in the quarter, slightly outpacing the 0.5 per cent expansion of the Canadian economy as a whole.

Ongoing uncertainty in the global economic outlook, however, continues to present challenges for Ontario. Deteriorating economic conditions in Europe, sluggish growth in the United States, and a slowdown in developing economies have resulted in the global recovery losing momentum in recent months. The U.S. economy continues to grow, but at a more moderate pace, reflecting both the uncertainty of its fiscal position and weakening foreign demand. With these challenges, Ontario cannot rely on the expectation of robust expansion of its economy and revenues to grow out of its deficit: strong action is needed on the expenditure side to eliminate the deficit.

The continuing modest recovery in Ontario, paralleling that of the global economy, moderated the growth in revenues in 2011–12. At $109.8 billion, total revenue was slightly above the forecast $109.3 billion, growing by 2.4 per cent from the previous year. Higher-than-expected non-tax revenue more than offset the lower taxation revenue resulting from slower economic growth and lower-than-expected federal transfers.

For the 2011–12 fiscal year, taxation revenues are being presented using a new PSAB standard for tax revenue. This presentation allows for consistency with reported interim 2011–12 results and the fiscal update of April 25, 2012. To allow consistent historical comparison, the previous year’s results have also been restated. The new presentation increases both revenue and expense by the same amount and thus has no impact on the Province’s reported annual deficit. Please see the section entitled “Maintaining accountability and transparency in financial reporting” on page 22, which provides more details and a reconciliation to the original 2011 Budget presentation.

Tax revenues were lower than forecast, primarily due to personal income tax, which was $1,067 million lower than expected. This is due mainly to weaker-than-expected growth in wages and salaries in 2011 and 2012, as well as adjustments for prior years. Ontario Health Premium revenues are $158 million below plan for the same reasons.

Some of the weakness in personal income tax is expected to be offset by the Deficit-Fighting High-Income Tax Bracket. A rate of 12.16 per cent will apply to individual taxable income over $500,000 in 2012, which is forecast to increase taxation revenues by $55 million for 2011–12. This was announced on April 25, 2012, and will apply throughout 2012, including the final quarter of the 2011–12 fiscal year.

Corporations tax and education property tax revenues are estimated to be higher than forecast, by $387 million and $255 million respectively. Taking into account all tax revenue sources, total taxation revenue was $253 million below forecast.

At $21.3 billion, transfers from the government of Canada were $426 million lower than expected. This was due mostly to lower funding for infrastructure programs and for projects supported by the Canada Health Infoway, reflecting scheduling changes. The decline in revenue was largely offset by a decrease in related spending, so it was fiscally neutral. As well, as previously announced, Ontario’s Equalization entitlement was revised downward by $150 million as the result of a federal government calculation error. Partial offsets to these declines came from increased funding for the Indian Welfare Services Agreement and Labour Market Development Agreement.

The combined net income from investment in government business enterprises was $97 million lower than expected. Other non-tax revenue was $1,272 million higher than planned due largely to a $468 million Chrysler loan repayment, a $44 million gain on sale of equity investment in Chrysler Canada, and higher-than-expected sales, rentals and recoveries of prior-year expenditures by ministries.

Investments in services, programs and infrastructure

Strong expenditure management was a major factor in reducing program spending by $1.9 billion below the 2011 Budget forecast of $114.6 billion. At $112.7 billion, program spending increased by only 0.9 per cent from the previous year, the second-lowest increase in 10 years. Including interest on debt, total spending was $122.7 billion, $2.2 billion less than set out in the 2011 Budget plan.

In line with the reporting of revenues discussed above, for the 2011–12 fiscal year, expense is being presented using a new PSAB accounting standard for tax revenue. This presentation allows for consistency with reported interim 2011–12 results and the fiscal update of April 25, 2012. To allow consistent historical comparison, the previous year’s results have also been restated. The new presentation increases both revenue and expense by the same amount and thus has no impact on the Province’s reported annual deficit. Please see the section entitled “Maintaining accountability and transparency in financial reporting” on page 22, which provides more details and a reconciliation to the original 2011 Budget presentation.

Key variances between the 2011 Budget and actual results for the year include:

●
In the health care sector, a reduction in planned expense of $1,068 million, owing mainly to savings in the Ontario Drug Program, lower post-construction operating spending by hospitals and higher-than-expected hospital surpluses. Spending on various ministry programs, including clinical education, was also below the planned level.

●	In the primary and secondary education sector, a decline of $302 million from plan, due mainly to lower-than-expected school board expenses.

●	A decrease in the children’s and social services sector of $239 million, due mainly to a lower-than-expected unemployment rate that reduced social assistance spending; and

●
A decline of $92 million from plan in the postsecondary education and training sector, owing to lower-than-planned spending on Employment Ontario, as unemployment was lower than forecast, and lower-than-expected uptake in the start-up year of the 30% Off Ontario Tuition grant.

Spending in all other programs and ministries was $242 million less than planned owing to savings in most program areas. This decrease from plan was offset, in part, by an increase of $196 million in the budget of the Ministry of Natural Resources, owing largely to the costs of fighting the second-largest forest fire season (measured by hectares burned) since record keeping began in 1917.

The 2011 Budget included operating and capital contingency funds totalling $700 million to protect against unforeseen changes in expense. The portion of the funds that was unspent by year-end was applied to further reducing the projected deficit.

Interest on debt for 2011–12 was $208 million lower than forecast, reflecting mainly lower-than-forecast interest rates and lower deficits than expected for 2010–11 and 2011–12.

Infrastructure expenditures, 2011–121 Table 3 ($ Billions)
Sector	Investment in Capital Assets2	Transfers and Other3	Totals, 2011–12 Actual
Transportation and transit	4.3	0.5	4.8
Health	2.9	0.2	3.1
Education, postsecondary and training4	2.2	0.2	2.4
Municipal and other5	1.5	1.0	2.5
Totals	10.9	1.8	12.7
1  Numbers may not add due to rounding.
2  Includes adjustments for the net book value of assets disposed of during the year, as well as changes in valuation.
3  Mainly transfers for capital purposes to municipalities and universities and expenditures for capital repairs. Transfers for capital-related purposes and other infrastructure expenditures are recorded as expenses in the Province’s Consolidated Statement of Operations.
4  Includes one-time, fiscally neutral adjustments of $0.3 billion related to last year’s capital grants to school boards and colleges.
5  Includes federal-provincial infrastructure project spending, including wind-up of stimulus spending in 2011.

Infrastructure spending, including third-party funding, was $12.7 billion instead of the planned total of $13.4 billion set out in the 2011 Budget. This reflected the impact of project rescheduling, lower-than-expected costs on some major projects, and one-time adjustments of $0.3 billion related to prior-year capital grants.

Ontario has invested significant resources in upgrading the province’s infrastructure in recent years after decades of neglect. During the recession, Ontario, like other jurisdictions, increased capital investments to help build economic capacity and support public services while protecting jobs. The Province also took part in a joint federal-provincial program to provide economic stimulus beginning in 2009. Nearly 11,000 stimulus projects were approved in total and virtually all projects were completed by the time the initiative ended on October 31, 2011.

Major infrastructure projects include:

●
Transit services, such as the York Region Transit VIVA bus service, the first rapid transit service of its kind in the Greater Toronto Area, operating along major corridors to link key centres in the region to each other and other transit services;

●	Improved highway networks, such as the Windsor-Essex Parkway and the first phase of the Highway 407 East extension;

●	State-of-the-art hospital facilities, such as Woodstock General Hospital and Bluewater Health in Sarnia; and

●
Postsecondary education investments under the Knowledge Infrastructure Program, including the construction of a new River Building and Canal Building at Carleton University in Ottawa and the Library and Academic Facility at Centennial College in the Greater Toronto Area.

In June 2011, Ontario published its first 10-year infrastructure plan, Building Together, as a framework to guide fiscally responsible investments that support economic growth. The Province has taken several steps to ensure that projects deliver the services that people need at the best value. In particular, it is focusing its spending in the most critical areas, such as transportation networks, hospitals and postsecondary institutions, and has reviewed plans and processes to help find savings and ensure greater efficiencies in planning and carrying out projects.

Impact on borrowing and financial position

Ontario’s total debt increased by $20.7 billion in 2011–12, rising from $236.6 billion to $257.3 billion, with the funds being applied mainly to financing the deficit and investing in infrastructure.

The Province completed its borrowing program successfully in 2011–12 despite continuing challenges in global financial markets. With strong global investor demand for Canadian-dollar assets, the liquidity of Ontario benchmark bonds and continuing confidence in the Province, Ontario was able to complete 81 per cent of its borrowing program in the Canadian-dollar market in 2011–12. This was up from the 59 per cent share in 2010–11 and the target of at least 60 per cent set out in the 2011 Budget. Most of the remainder was borrowed in U.S. dollars.

The bulk of the Canadian dollar borrowing was achieved through syndicated issues, which made up 87 per cent of the total, with floating rate notes, medium-term notes and Ontario Savings Bonds accounting for the balance.

A trend toward longer maturities continued in 2011–12. The weighted-average term to maturity of long-term provincial debt issued in the year was 13.0 years, up from 12.8 years for 2010–11 and 8.1 years for 2009–10. Increasing the term to maturity of borrowings has allowed the Province to lock in low interest rates for a longer period, reducing refinancing risks and helping to mitigate the impact of expected higher interest rates on interest on debt cost.

The following table summarizes how the Province used its net new financing in 2011–12:

Use of new financing by the Province, 2011–12 Table 4 ($ Billions)
Operating deficit and other transactions1:	11.5
Cash invested in capital assets owned by the Province and its consolidated organizations, including hospitals, school boards and colleges:	10.9
Decrease in the Province’s cash and investments:	(1.0)
21.4
Less: Increase in other long-term financing2:	(0.7)
Increase in debt	20.7
1  The Province’s operating deficit of $13.0 billion less $1.5 billion reflecting net changes in assets and liabilities that provided cash for operating purposes. See the Consolidated Statement of Cash Flow.
2  Including net increase in financing of capital projects through alternative financing and procurement. These obligations reflect a claim on future government resources.

The Province’s net debt, which consists of its obligations less its financial resources, was $235.6 billion at March 31, 2012, up from $214.5 billion a year earlier. Net debt at year-end was lower than the $241.5 billion forecast in the 2011 Budget, owing largely to better-than-expected fiscal results. Financial resources, including cash, short-term and other investments, and accounts and loans receivable, amounted to $69 billion at year-end.

           The ratio of net debt to GDP for 2011–12 was 36.9 per cent, an improvement from the 37.6 per cent projected for the year in the 2011 Budget. As the government’s plan to eliminate the deficit continues, increases in the ratio are expected to moderate and then  reverse.

Ontario’s borrowing program also provides a portion of the funds used to finance infrastructure projects. These infrastructure investments steadily increase the stock of assets, including hospitals, schools, highways and public transit, available to provide public services. The net book value of these tangible capital assets was $77.2 billion at the end of the 2011–12 fiscal year, up from $69.9 billion a year earlier.

With Ontario on its way to a return to fiscal balance, the growth in debt continues to moderate. Because the level of debt is still increasing, interest expense is also growing. Although lower than forecast in the Budget plan, interest expense totalled $10.1 billion in 2011–12, up by $602 million from last year. The government’s commitment to eliminating the deficit is key to helping control growth in interest expense.

Indicators of financial condition

The use of ratios helps the public and other users of Ontario’s financial statements assess the financial health of the Province. The indicators’ levels and trends show the impacts of global economic events on the Province’s finances, as well as how the government is responding to these and other events.

Indicators of financial condition Table 5
	2009–10	2010–11	2011–12
Net debt to revenues	201.0%	200.2%	214.6%
Interest expense to revenues	9.1%	8.8%	9.2%
Net debt to GDP	33.3%	35.0%	36.9%
Interest on debt to GDP	1.5%	1.5%	1.6%
Net debt per capita	$14,813	$16,238	$17,486
Federal transfers to total revenues	19.3%	21.5%	19.4%
Tangible capital assets per capita	$4,792	$5,294	$5,728
Note:
To ensure consistency with interim results and the fiscal plan released on April 25, 2012, ratios for all three years have been calculated using a new PSAB standard for tax revenue. The section entitled “Maintaining accountability and transparency in financial reporting” on page 22 provides further details and a reconciliation to the original 2011 Budget presentation for this and other changes.

Such measures as net debt to revenues and interest expense to revenues show the relationship between the government’s borrowings, and the cost of those borrowings, and its revenues. The ratio of net debt to revenues increased in 2011–12 because revenues grew more slowly than did net debt. While more stable, interest expense as a percentage of revenues also increased in 2011–12, in contrast to the decrease of the previous year, again showing the impact of slower growth in revenues in the year just ended.

Net debt to GDP and interest expense to GDP both compare the government’s commitments to lenders to the province’s total economic output. Net debt to GDP has increased as the Province increased its borrowings to finance deficits caused by the global recession and to provide stimulus funding to build infrastructure and protect jobs. As Chart 3 indicates, the ratio of net debt to GDP is expected to peak in 2014–15 and then begin declining. The ratio of interest on debt to GDP has been relatively stable for the past three years, showing that interest paid to lenders has grown at roughly the same rate as the Ontario economy.

The ratio of federal transfers to total revenues decreased to 19.4 per cent in 2011–12 from 21.5 per cent a year earlier. The absolute level of federal transfers declined over that period, because of both the wind-down of joint federal-provincial infrastructure programs, such as the Infrastructure Stimulus Fund and the Recreational Infrastructure Canada Program, that provided economic stimulus during the recession, and scheduled reductions in HST transition support payments.

Tangible capital assets per capita provides a measure of how much the Province has invested on behalf of each resident in such important public assets as hospitals, schools, university and college facilities, roads and transit systems. The steady increase in this ratio — from $4,792 in 2009–10, to $5,294 in 2010–11 and $5,728 in the year just ended — shows the extent to which people in Ontario are benefiting from the investments made to modernize, renew and update public infrastructure in recent years.

ELIMINATING THE DEFICIT

Restraining growth in spending

The government is taking strong action to eliminate the deficit. Given the continuing uncertainty in the global economy, the expectation is that economic growth will continue at a modest pace, dampening growth in provincial revenues. Return to fiscal balance will require restraining the growth in spending while protecting education, health care and the other public services that Ontarians value.

The 2011 Budget announced savings of nearly $1.5 billion to be achieved across government over three years, from 2011–12 to 2013–14. These savings were planned in three key areas: operational efficiencies, including reducing the number of government entities; streamlining programs; and further efficiencies in the health care system. The government remains on track to achieve the planned savings, which include:

●	Direct operating expense savings of $271 million across government, with an additional $36 million to be saved on enterprise-wide information and information technology;

●	Having major agencies achieve efficiencies of $200 million (e.g., Liquor Control Board of Ontario and Ontario Lottery and Gaming Corporation);

●	Saving $10 million through the 2011 merger of Infrastructure Ontario and the Ontario Realty Corporation;

●	Close to $100 million in savings through streamlining programs, such as business support programs, and finding service efficiencies in other areas; and

●	Achievement of the balance of the planned savings from greater efficiencies in the health care system.

Compensation costs account for more than half of Ontario government spending, whether paid directly to public sector workers or through transfer payments to schools, hospitals and other public-sector partners. The government’s plan to eliminate the deficit requires strong management of current and future compensation costs:

●
The fiscal plan provides no funding for incremental compensation increases for new collective agreements. Ontario is expecting its bargaining partners to negotiate collective agreements that do not include increases in compensation for two years or more.

●
Payments to doctors under Ontario’s health insurance plans account for a large part of Ontario’s spending. Average payments to physicians through OHIP have increased by more than 50 per cent since 2003, and in total now represent $11 billion or 24 per cent of health care costs. The government is in discussions with doctors that aim to improve health care while maintaining total physician compensation at current levels.

●
Through amendments to the Broader Public Sector Accountability Act, 2010, salaries have been frozen for designated executives at hospitals, universities, colleges, school boards and designated organizations. These restraint measures will remain in place until the deficit is eliminated.

●	In addition, the pay of members of the provincial Parliament has been frozen for another two years, bringing the total length of their pay freeze to five years.

The 2009 Budget announced measures to reduce the size of the Ontario public service by five per cent or roughly 3,400 full-time equivalent staff over three years, a goal that was met by March 31, 2012. The government expanded on this target in the 2011 Budget by committing to a further reduction of 1,500 full-time equivalent staff by March 31, 2014, while ensuring that essential front-line core services are not compromised. Once fully implemented, these measures will reduce the Ontario public service by 4,900 full-time equivalent staff in total and will save almost $500 million a year.

Reflecting measures to improve efficiency, Ontario’s per capita program spending in 2011–12 was $8,424, which was the lowest among the provinces. Program spending grew by 0.9 per cent year over year, the second-lowest increase in 10 years. Over the past three years, annual increases in program spending have declined sharply — from 12.0 per cent in the depth of the recession, when strong stimulus and support were needed, to 4.5 per cent and, for the year just ended, 0.9 per cent.

In the 2012 Budget, Ontario committed to continue managing the annual average growth in program spending to achieve its plan of returning to fiscal balance by 2017–18.

Information on expenditure management measures is available through the Ministry of Finance website at www.fin.gov.on.ca.

Achieving sustainable health care

Moderating the growth in health system expense while ensuring Ontarians continue to benefit from high-quality care is a core element of the plan to eliminate the deficit. Health sector expense increased by 4.6 per cent in 2011–12 from the previous year.

In the 2012 Budget, the Ontario government set a goal of holding average annual health sector spending increases to a lower rate over the next three years. It is now moving forward with a number of measures to help manage to lower growth and transform Ontario’s health care system to a more sustainable basis while maintaining its quality.

In January 2012, the government released Ontario’s Action Plan for Health Care, which establishes the roadmap for this transformation. The plan is based on three key strategies:

●	Keeping Ontario healthy;

●	Improving access to family health care; and

●	Providing the right care, at the right time, in the right place.

Changing the way services are funded is a key component of transforming health care. The government is therefore accelerating the move to a patient-centred funding model. Under this approach, which will be phased in over a three-year time frame, funding for hospitals, long-term care homes and Community Care Access Centres will be based on the types and volume of services and treatments these facilities deliver. Funding for services will reflect best practice and the complexity of both the procedure and the patient’s condition, encouraging efficiency without compromising service or access.

The government also committed to funding only those services that are supported by medical evidence. Evidence-based change initiatives have already led to savings of $125 million in 2011–12, freeing up resources for other use.

Since 2006, reforms to the Ontario drug system have reduced the price of most generic prescription drugs to one-quarter of the cost of the comparable brand-name product. By 2011–12, this achieved savings in the Ministry of Health and Long-Term Care drug programs of about $500 million a year, with an additional $100 million in savings in 2011–12.

Ontario’s seniors, along with other consumers of prescription drugs, have benefited from these changes. Seniors are also eligible for the Ontario Drug Benefit (ODB) program, which helps them cover the cost of prescription drugs. Under the current ODB program, most seniors pay a deductible for the first $100 of their drug costs each year and a co-payment of $6.11 for each prescription after that.

To ensure that the ODB program provides the most help to those in greatest need, high-income seniors are being asked to pay more of their prescription costs through a graduated deductible that will become effective in August 2014. For single seniors, the deductible will be $100 plus 3 per cent of any annual income over $100,000; for couples, $200 plus 3 per cent of any combined annual income over $160,000 a year. They will also continue to pay the $6.11 co-payment for each prescription after the deductible is fully applied.

About five per cent of senior ODB recipients –– those with the highest income –– will be paying more under this change, which is projected to save Ontario’s publicly funded health care system about $30 million in 2014–15. Three per cent will pay less and the remaining 92 per cent will pay the same.

Maintaining accountability and transparency in financial reporting

The government is accountable for clearly setting out the goals and results of its spending, so that members of the public can see that taxpayer dollars are spent efficiently. It continues to strengthen this accountability by ensuring that funds are managed effectively and by presenting results more transparently.

Tax Revenue Accounting

People and businesses in Ontario are eligible for a number of credits administered through the tax system. Examples include the Children’s Activity Tax Credit, the Ontario Co-operative Education Tax Credit and the Ontario Book Publishing Tax Credit. In the past, the costs of all tax credits, which are also called tax expenditures, were netted against tax revenues for financial reporting purposes.

To support transparency and accountability, Ontario has changed its presentation of certain tax credits starting with the 2012 Budget. Presentation is consistent with the new standard for tax revenue set out by the Public Sector Accounting Board (PSAB), which provides accounting guidance to governments in Canada. Under the new standard, a credit that is available regardless of whether the recipient pays tax is presented as an expense. This recognizes that the recipient is, in effect, getting a grant or transfer that is administered through the tax system, and not a reduction in taxes paid. Credits that provide a benefit only to those paying tax continue to be netted against tax revenues.

For the 2011–12 fiscal year, the Consolidated Financial Statements and related Financial Statement Discussion and Analysis reflect this change in presentation, making them consistent with the presentation used in the reported interim 2011–12 results in the 2012 Budget and the fiscal update of April 25, 2012. Because the change affects revenues and expenses in equal amounts, there is no impact on the Province’s reported annual deficit. Note 2 to the Consolidated Financial Statements provides further details, as do pages 189 and 190 of the 2012 Ontario Budget.

In this Annual Report, the 2011 Budget figures have also been restated to reflect the reclassification of three government-owned entities from government business enterprises (GBEs) to other government organizations (OGOs). The reclassification, which took place after the release of the 2011 Budget in March 2011, was reflected in last year’s Public Accounts. The 2011 Budget has also been restated for a number of other fiscally neutral changes.

Table 6 provides a reconciliation between the 2011 Budget as originally published and as it appears in this Annual Report. Schedule 11 to the Consolidated Financial Statements provides a ministry-by-ministry breakdown. As noted throughout the text, previous years’ results have been restated where appropriate to ensure historical comparability.

Adjustments to 2011 Budget1 Table 6 ($ Billions)
	Original Presentation	Tax-related Grants	GBE to OGO Adjustment2	Other Adjustments3	Current Presentation
Revenue
Taxation	75.3	0.6	–	–	75.9
Government of Canada	21.7	–	–	–	21.7
Income from GBEs	4.5	–	–	–	4.5
Other non-tax revenue	7.0	–	0.2	–	7.2
Total Revenue	108.5	0.6	0.2	–	109.3
Expense
Health	47.6	0.1	–	(0.1)	47.5
Education	23.2	–	–	–	23.2
Children’s & social services	13.7	0.1	–	–	13.8
Postsecondary and training	7.1	0.2	–	–	7.4
Justice	4.7	–	–	(0.8)	3.9
Other programs	17.4	0.2	0.2	0.9	18.8
Program Expense	113.8	0.6	0.2	–	114.6
Interest on debt	10.3	–	–	–	10.3
Total Expense	124.1	0.6	0.2	–	124.9
Reserve	0.7	–	–	–	0.7
Annual Deficit	(16.3)	–	–	–	(16.3)
1  Numbers may not add due to rounding.
2  Reflecting the reclassification of three entities from government business enterprises (GBEs) to “other government organizations” (OGOs)
3  “Other adjustments” reflect, for the Health sector, the transfer of sport-related programs to the Ministry of Tourism, Culture and Sport and the Ministry of Citizenship and Immigration, and for the Justice sector, the transfer of infrastructure expense to the Ministry of Infrastructure. The increase in “Other programs” funding reflects both transfers.

Rate-regulated Sector Accounting

Rate-regulated accounting practices recognize the unique nature of entities such as electricity generators, transmitters and distributors whose rates must be approved by a regulator. Under these practices, a regulated entity may defer certain costs that are expected to be recovered in future, creating an asset on its balance sheet. Without rate-regulated accounting, these costs would be expensed in the year they were incurred, which could result in significant fluctuations in consumer electricity rates. The results of Ontario’s publicly owned rate-regulated entities, which are consolidated on the Province’s books, have reflected rate-regulated accounting in accordance with guidance provided by PSAB and the Accounting Standards Board (AcSB) of the CICA.

Concerns arose with PSAB’s requirement that GBEs adopt International Financial Reporting Standards (IFRS) starting January 1, 2012. There is at present no IFRS guidance on rate-regulated accounting, and it is uncertain whether the International Accounting Standards Board will develop standards to address rate-regulation requirements.

To address this gap in standards, Ontario directed Hydro One Inc. and Ontario Power Generation Inc. to follow U.S. generally accepted accounting policies (GAAP) starting January 1, 2012. U.S. GAAP provides standards for rate-regulated entities similar to what have been used in Canada. The Province believes that these standards, which are consistent with the way Hydro One and Ontario Power Generation’s results have been reported in the past, best reflect the economic substance of the activities of the entities and serve the information needs of users of its financial statements.

In March 2012, the CICA decided to extend the deferral of the mandatory IFRS changeover date for entities with qualifying rate-regulated activities by one year to January 1, 2013.

In consolidating the results of Hydro One and Ontario Power Generation, the Province at present continues to use the rate-regulated accounting standards recommended by PSAB and the AcSB, which are consistent with previous years’ accounting treatment and the presentation in the 2011 Budget.

DELIVERING RESULTS

Ontario is firmly committed to moderating the growth of spending by applying resources more efficiently. It is also focusing on its key priorities — the public services like education and health care that people in Ontario value and rely on, and that are helping to make Ontario one of the best places in the world to live, work and raise a family. These services have benefited from significant public investments over the past several years. This section outlines the measurable improvements that those investments have created. It remains a priority of Ontario’s government to preserve and build on those gains.

Keeping Ontario at the forefront of education and job creation

Ontario continues to be recognized as a worldwide leader in education. A report released by the OECD in March 2012 noted that the Ontario government’s emphasis on education has helped increase literacy and numeracy achievement, improve graduation rates and reduce the number of low-performing schools. This builds on previous OECD reports that ranked Ontario students among the best in the world.

In November 2011, the Pan-Canadian Assessment Program 2010, administered by Canada’s Council of Ministers of Education, noted that Ontario students were the only group to perform above the Canadian average in all three areas of math, reading and science. In fact, Ontario students scored significantly higher than the Canadian average in all three subjects and were first in reading.

These results underline why it is important to protect and, where possible, build on the solid foundation for primary, secondary and postsecondary education and training that Ontario enjoys. The results of the past several years show that the province’s students are now far better prepared to succeed:

●
In 2002–03, only 54 per cent of Grade 3 and 6 students met or exceeded the provincial standard (equivalent to a B grade) in reading, writing and math assessments. In 2011–12, 70 per cent of students in these grades met or exceeded the standard, a 16 percentage point increase from 2002–03. Results for each school are available on the Education Quality and Accountability Office website at www.eqao.com. The government’s target is to have 75 per cent of students meet the standard.

●
The Province’s goal of all primary classes in Ontario having 23 or fewer students was met in 2008–09 and has been maintained every year since. In 2003–04, only 64 per cent had 23 or fewer. Class sizes by school, school board and provincially are available at www.edu.gov.on.ca/eng/cst/.

●
As of September 2011, about 50,000 four- and five-year-olds benefited from full-day kindergarten. In September 2012, full-day kindergarten will be available in 1,700 schools, reaching roughly 120,000 students or almost half of total program enrolment. Full-day kindergarten provides children with a solid foundation for future learning, making the transition to Grade 1 more seamless. The government remains committed to ensuring the complete implementation of full-day kindergarten by September 2014.

●
In 2003–04, only 68 per cent of students were gaining their high school diploma within five years of beginning high school. Studies show that students who do not graduate face an increased risk of unemployment, financial difficulties and social issues. In response, the government set a graduation target of 85 per cent. For the 2010–11 school year, the graduation rate was 82 per cent, an increase of 14 percentage points, or about 93,000 more students than would have graduated had the rate remained at the 2003–04 level.

●
Roughly 42 per cent of those aged 18 to 24 in Ontario are attending college or university, up from 35 per cent in 2002–03. Postsecondary education enrolment is growing about five times faster than it did in the 1990s. In 2011–12, there were 210,000 more students attending a college or university or learning a trade compared to 2002–03.

●	The number of graduate students at Ontario universities has increased by 57 per cent since 2002–03, boosting Ontario’s pool of highly qualified people.

●
Since June 2008, in response to the recession and structural changes in Ontario’s economy, the Second Career initiative has helped more than 58,600 Ontarians take part in training to help them enter a new field. A survey showed that 43 per cent of Second Career clients found employment immediately on completion of skills training, and 65 per cent had found employment after three months.

Maintaining excellence in health care

The government has built and continues to strengthen a system of effective health services that people in Ontario can access when and where needed — at home, in the community or in hospital. The results show that these efforts are succeeding.

●
Since 2003–04, Ontario has significantly shortened wait times for surgical and diagnostic imaging procedures by investing a total of roughly $1.7 billion in five key areas: cancer and cataract surgeries, cardiac procedures, hip and knee replacements, and MRI/CT scans. According to a report card issued by the Wait Time Alliance, Ontario is the national leader in reducing wait times for these priority services. In 2011–12, investments under the Wait Times strategy funded an additional 45,000 surgical procedures and 216,000 hours for MRI/CT scans. Information on the five key health services targeted for wait time reduction is provided at www.ontario.ca/waittimes.

●
As part of its plan to reduce emergency room (ER) wait times, in 2009 the government launched a first-of-its-kind North American initiative that sets targets for reductions, tracks hospital performance and posts monthly local ER data at the www.ontario.ca/waittimes website. Overall wait times fell by 15.4 per cent between April 2008 and June 2012, with the wait time for patients requiring care for more complex problems reduced by 26.4 per cent.

●
Since 2005, 200 Family Health Teams have been created throughout Ontario to improve and expand access to care delivered by an interdisciplinary team of health professionals working together to best serve patients’ needs. More than 2.8 million Ontarians have enrolled, including 637,000 people who previously did not have a family health care provider. Some 2,300 doctors and 1,700 other health professionals, such as nurse practitioners, social workers and dietitians, are providing care through these teams.

Ontario has also invested in ensuring that the province has enough health care professionals:

●
To improve access to care, Ontario has significantly increased the number of doctors working in the province in the last eight years. There were at least 3,400 more doctors practising in the province in 2010, compared with 2003. Over that time the number of family physicians increased by 13 per cent and the number of specialists by 18.4 per cent. Ninety-three per cent of Ontario patients have a regular doctor, including more than 2.1 million people who did not have a physician in 2003, according to the Ontario Medical Association.

●
By 2011–12, the Province had added 260 more first-year undergraduate medical school spaces since 2004–05 — a 38 per cent increase. In 2011, there were 3,435 undergraduates in all levels of medical school training in the province compared to 2,482 in 2003. Four new medical education campuses, in St. Catharines, Kitchener-Waterloo, Windsor and Mississauga, were successfully operating and training doctors. As of November 2011, the Northern Ontario School of Medicine, which was established in 2005, had graduated more than 100 doctors. It is currently training 241 undergraduate medical students and 113 postgraduate residents.

●
More than 12,600 nursing positions have been created in Ontario since 2003, including more than 1,000 in 2011–12. Ontario continues to be one of the few jurisdictions in the world to guarantee a full-time job opportunity to new nursing graduates. Since 2007, more than 12,300 new nursing graduates have received full-time job opportunities through the guarantee.

Creating a cleaner, greener future

Ontario’s commitment to cleaner energy is bringing additional renewable energy capacity on stream and reducing energy use and the emissions associated with coal-fired electricity generation.

●
Since October 2003, the government and its agencies have signed more than 28,000 small and large-scale renewable energy supply contracts from wind, water, solar and bio-energy sources, totalling more than 7,800 megawatts. Of these, more than 2,500 megawatts of renewable energy capacity has come online, expected to produce enough electricity each year to power more than 700,000 homes.

●
As part of its commitment to a clean energy future, Ontario will eliminate coal-fired electricity generation by the end of 2014. On October 1, 2010, Ontario Power Generation Inc. shut down four coal-fired power units, two at Nanticoke Generating Station and two at Lambton Generating Station, four years ahead of schedule. On December 31, 2011, it closed two more coal-fired power units at Nanticoke, bringing to 10 the number of units shut down since 2003. Once the coal phase-out is complete, 19 coal-fired units at five OPG plants across Ontario will have stopped burning coal, reducing carbon dioxide emissions by up to 30 megatonnes each year.

●
Ontario has saved more than 1,700 megawatts of electricity since 2005, equivalent to taking more than half a million homes off the grid, as a result of the government’s commitment to energy conservation.

●
More than 4.7 million smart meters have been deployed across Ontario. By supplying precise readings of energy consumption, smart meters allow time-of-use billing that helps Ontarians better control their electricity use. Consumers have an incentive to reduce power consumption during times of peak demand and shift it to lower-demand periods, when it costs less. More than 4.2 million customers are now on time-of-use billing, a total that continues to grow.

2011–12 INTERIM TO ACTUAL RESULTS

The Province provided interim estimates of results for 2011–12 in the 2012 Budget, tabled in March of this year. At that time, the deficit was estimated at $15.3 billion. Those results were updated with new information on April 25, 2012. The April 25 update is available online at http://news.ontario.ca/mof/en/2012/04/making-ontarios-2012-budget-stronger.html.

The final deficit of $13.0 billion reported for the year represents an improvement of $2.0 billion from the interim estimate of $15.0 billion provided on April 25. Table 7 outlines the major variances from the April estimate.

Comparison of 2011–12 Interim and Actual results Table 7 ($ Billions)
	2011–12 Interim	2011–12 Actual	Variance
Revenue
Taxation	75.3	75.6	0.3
Government of Canada	21.4	21.3	(0.1)
Income from government business enterprises	4.4	4.4	–
Other non-tax revenue	8.2	8.5	0.3
Total Revenue	109.3	109.8	0.5
Expense
Programs	114.2	112.7	(1.6)
Interest on debt	10.1	10.1	–
Total Expense	124.3	122.7	(1.6)
Annual Deficit	(15.0)	(13.0)	(2.0)
Numbers may not add due to rounding.

Total revenue was estimated to be $0.5 billion higher than at interim, due to improvements in taxation revenues and non-tax revenues.

Final program spending was $1.6 billion less than estimated at interim, owing mainly to additional information about ministries’ direct spending and the expenditures of such entities as hospitals, school boards and colleges whose results are consolidated with those of the Province in the Annual Report.

CONSOLIDATED

FINANCIAL STATEMENTS

Office of the Auditor General of Ontario
Bureau du vérificateur général de l'Ontario

Independent Auditor's Report

To the Legislative Assembly of the Province of Ontario

I have audited the accompanying consolidated financial statements of the Province of Ontario, which comprise the consolidated statement of financial position as at March 31, 2012, and the consolidated statements of operations, change in net debt, change in accumulated deficit and cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

The Government of Ontario is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian public sector accounting standards, and for such internal control as the Government determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Government, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2012 and the consolidated results of its operations, change in its net debt, change in its accumulated deficit, and its cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Jim McCarter, FCA
Auditor General
Licensed Public Accountant

Toronto, Ontario
September 6, 2012

Province of Ontario Consolidated Statement of Operations
($ Millions)	2011–12 Budget1	2011–12 Actual	2010–11 Actual
Revenues (Schedules 1 and 2)
Personal Income Tax	25,615	24,548	23,711
Sales Tax	20,134	20,159	18,813
Corporations Tax	9,557	9,944	9,067
Education Property Tax	5,510	5,765	5,659
Employer Health Tax	4,991	5,092	4,733
Gasoline and Fuel Taxes	3,113	3,090	3,060
Ontario Health Premium	3,074	2,916	2,934
Other Taxes	3,857	4,084	3,687
Total Taxation	75,851	75,598	71,664
Transfers from Government of Canada	21,731	21,305	23,041
Income from Investment in Government Business Enterprises (Schedule 9)	4,510	4,413	4,566
Other	7,185	8,457	7,904
	109,277	109,773	107,175
Expenses (Schedules 3 and 4)
Health	47,544	46,476	44,414
Education	23,753	23,448	22,379
Children’s and Social Services	13,773	13,534	13,031
Environment, Resources and Economic Development	10,675	10,644	11,731
Interest on Debt	10,290	10,082	9,480
Post-Secondary Education and Training	7,353	7,261	7,527
Justice	3,902	3,873	3,807
General Government and Other	7,603	7,424	8,817
	124,893	122,742	121,186
Reserve	700	–	–
Annual Deficit	(16,316)	(12,969)	(14,011)
1 See Schedule 11. Amounts reported as “Plan” in 2011 Budget, restated for presentation changes. See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2012	2011
Liabilities
Accounts Payable and Accrued Liabilities (Schedule 5)	20,952	20,099
Debt (Note 3)	257,278	236,629
Other Long-Term Financing (Note 5)	10,193	9,482
Deferred Revenue and Capital Contributions (Note 6)	8,553	8,039
Pensions and Other Employee Future Benefits (Note 7)	4,802	4,450
Other Liabilities (Note 8)	2,794	4,239
	304,572	282,938
Financial Assets
Cash and Cash Equivalents	16,380	17,572
Investments (Note 9)	14,298	14,117
Accounts Receivable (Schedule 6)	9,263	8,326
Loans Receivable (Schedule 7)	10,381	9,218
Other Assets	1,409	1,625
Investment in Government Business Enterprises (Schedule 9)	17,259	17,569
	68,990	68,427
Net Debt	(235,582)	(214,511)
Non-Financial Assets
Tangible Capital Assets (Note 10)	77,172	69,938
Accumulated Deficit	(158,410)	(144,573)
Contingent Liabilities (Note 12) and Contractual Obligations (Note 13). See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Net Debt
For the year ended March 31 ($ Millions)	2012	2011
Annual Deficit	(12,969)	(14,011)
Acquisition of Tangible Capital Assets (Note 10)	(11,033)	(10,838)
Amortization of Tangible Capital Assets (Note 10)	3,647	3,412
Proceeds on Sale of Tangible Capital Assets	105	209
Loss/(Gain) on Sale of Tangible Capital Assets	47	(89)
	(7,234)	(7,306)
(Decrease)/Increase in Fair Value of Ontario Nuclear Funds (Note 11)	(3)	395
Increase in Net Debt	(20,206)	(20,922)
Net Debt at Beginning of Year	(214,511)	(193,589)
IFRS Transitional Impact (Note 2)	(758)	–
PSAB Transitional Impact (Note 2)	(107)	–
Restated Net Debt at Beginning of Year	(215,376)	(193,589)
Net Debt at End of Year	(235,582)	(214,511)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit
For the year ended March 31 ($ Millions)	2012	2011
Accumulated Deficit at Beginning of Year	(144,573)	(130,957)
IFRS Transitional Impact (Note 2)	(758)	–
PSAB Transitional Impact (Note 2)	(107)	–
Restated Accumulated Deficit at Beginning of Year	(145,438)	(130,957)
Annual Deficit	(12,969)	(14,011)
(Decrease)/Increase in Fair Value of Ontario Nuclear Funds (Note 11)	(3)	395
Accumulated Deficit at End of Year	(158,410)	(144,573)
See accompanying Notes and Schedules to the Financial Statements.

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2012	2011
Operating Transactions
Annual Deficit	(12,969)	(14,011)
Amortization of Tangible Capital Assets (Note 10)	3,647	3,412
Loss/(Gain) on Sale of Tangible Capital Assets	47	(89)
Income from Investment in Government Business Enterprises (Schedule 9)	(4,413)	(4,566)
Remittances from Government Business Enterprises (Schedule 9)	3,962	3,674
Increase in Liability for Pensions and Other Employee Future Benefits (Note 7)	352	134
Increase in Deferred Revenue and Capital Contributions (Note 6)	514	1,459
Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	853	2,531
Decrease in Other Items	(3,436)	(391)
Cash Applied to Operating Transactions	(11,443)	(7,847)
Capital Transactions
Acquisition of Tangible Capital Assets (Note 10)	(11,033)	(10,838)
Proceeds from Sale of Tangible Capital Assets	105	209
Cash Applied to Capital Transactions	(10,928)	(10,629)
Investing Transactions
Increase in Investments (Note 9)	(181)	(1,376)
Cash Applied to Investing Transactions	(181)	(1,376)
Financing Transactions
Debt Issued	36,894	41,442
Debt Retired	(16,245)	(16,935)
Increase in Other Long-Term Financing	711	166
Cash Provided by Financing Transactions	21,360	24,673
Net (Decrease)/Increase in Cash and Cash Equivalents	(1,192)	4,821
Cash and Cash Equivalents at Beginning of Year	17,572	12,751
Cash and Cash Equivalents at End of Year	16,380	17,572
See accompanying Notes and Schedules to the Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in compliance with legislation and in accordance with the accounting principles for governments recommended by the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants (CICA) and, where applicable, the recommendations of the Accounting Standards Board (AcSB) of the CICA.

Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises, significant broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if they meet one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million, or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. However, in accordance with PSAB, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in the Province’s financial statements. A listing of consolidated government organizations is provided in Schedule 8.

The activities of organizations that do not meet the materiality thresholds for consolidation or that do not meet the PSAB “benefit versus cost constraint” are reflected in these financial statements through the accounts of the ministries responsible for them.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 14.

Principles of Consolidation

Government business enterprises are defined as those government organizations that i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity. The activities of government business enterprises are recorded in the financial statements using the modified equity method. Under this method, government business enterprises are reported in accordance with the accounting principles generally accepted for business enterprises. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position and their net income is shown as a separate item, Income from Investment in Government Business Enterprises, on the Consolidated Statement of Operations.

The assets and liabilities of the BPS organizations are consolidated with those of the Province on a line-by-line basis on the Consolidated Statement of Financial Position. As such, the net debt of hospitals, school boards and colleges is included in the consolidated net debt of the Province. The total annual expenses of these BPS organizations, net of revenues they receive directly from the public, such as tuition fees, patient fees, donations and other recoveries, are included with the consolidated expenses of the Province. The expenses of hospitals are included with Health expenses, school boards with Education expenses, and colleges with Post-Secondary Education and Training expenses on the Consolidated Statement of Operations. Where necessary, adjustments are made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts on the Consolidated Statement of Financial Position and to remove inter-organizational gains/losses from the Consolidated Statement of Operations.

Other government organizations are included on a line-by-line basis with the consolidated assets, liabilities, revenues and expenses of the Province. Where necessary, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province, and to eliminate significant inter-organizational accounts and transactions.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. Such uncertainty exists when there could be a material variance between the recognized or disclosed amount and another reasonably possible amount.

Measurement uncertainty in these financial statements and notes thereto exists in the valuation of pensions and other employee future benefits obligations, the value of tangible capital assets, the estimation of personal income tax, corporations tax and harmonized sales tax revenue accruals, the valuation of the Canada Health Transfer and Canada Social Transfer entitlements, and the valuation of asset-backed term notes.

Uncertainty related to pensions and other employee future benefits accruals arises because actual results may differ significantly from the Province’s best estimate of expected results (for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits). Uncertainty in the value of tangible capital assets exists because of differences between estimated useful lives of the assets and their actual useful lives. Uncertainty related to the accrual for personal income tax, corporations tax and harmonized sales tax revenues arises due to possible subsequent revisions of estimates based on information available in the future related to past-year tax return processing. Uncertainty in the estimation of the Canada Health Transfer and Canada Social Transfer entitlements arises from variances between the estimated and actual Ontario shares of the Canada-wide personal income and corporations tax base and population. The uncertainties relating to the valuation of the Canadian third-party asset-backed term notes arise from the estimation of net realizable value when there is impairment in value other than temporary.

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available.

Revenues

Revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year, which relate to revenues that will be earned in a subsequent fiscal year, are deferred and reported as liabilities.

Deferred capital contributions are amortized into revenue over the estimated useful lives of the related tangible capital assets.

Expenses

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year during which the events giving rise to them occur, provided that the transfer is authorized and all eligibility criteria have been met by the recipient, and a reasonable estimate of the amounts can be made.

Interest on debt includes: i) interest on outstanding debt net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) servicing and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost of or gain on plan amendment, and other adjustments.

Other employee future benefits are recognized in the period when the event that obligates the government occurs or in the period when the benefits are earned and accumulated by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased assets, machinery, equipment and information technology infrastructure and systems owned by the Province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include obligations to make transfer payments to organizations and individuals, present obligations for environmental costs, probable losses on loan guarantees issued by the government, and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined.

Liabilities also include obligations to government business enterprises.

Alternative Financing and Procurement (AFP) refers to the Province using private-sector partners to procure and finance infrastructure assets. Assets procured via AFP are recognized as tangible capital assets and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purposes of minimizing interest costs and managing risk. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and, where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from that expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members.

The liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of benefits attributed to services rendered by employees and former employees, less its share of the assets of the plans. In addition, the liability includes the Province’s share of the unamortized balance of actuarial gains or losses, and other adjustments primarily for differences between the fiscal year-end of the pension plans and that of the Province.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the events giving rise to the government’s control of the benefit occur.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, advances, and investments in government business enterprises.

Investments include temporary investments, investments in the auto sector, asset-backed term notes and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Investments in the auto sector, asset-backed term notes and portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when collection of the receivable is considered doubtful.

Loans receivable include loans to government business enterprises and loans under the student loans program, advanced manufacturing investment program, and the automotive investment strategy fund. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in government business enterprises represents the net assets of government business enterprises recorded on the modified equity basis as described under Principles of Consolidation.

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. Estimated historical cost was used to record existing tangible capital assets if actual cost was unknown when the Province first implemented tangible capital assets accounting. Tangible capital assets, except land, are amortized over the estimated useful lives of the assets on a straight-line basis.

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized. External contributions for acquisition of tangible capital assets are recorded as deferred capital contributions and amortized to revenue consistent with the amortization to expense of the related tangible capital assets, reflecting the intent of the external contributors that the grants be used to construct or acquire assets that will provide public services over the useful lives of the underlying assets funded.

Future Changes in Accounting Standards

In December 2009, PSAB approved a standard mandating that government business enterprises adopt International Financial Reporting Standards (IFRS) in fiscal years beginning on or after January 1, 2011. In October 2010, the AcSB of the CICA approved an exemption that permitted entities with rate-regulated activities to defer the adoption of IFRS until January 1, 2012. In March 2012, the AcSB of the CICA extended this deferral period by one additional year to January 1, 2013. The Province’s Consolidated Financial Statements will be affected by these changes to the extent that government business enterprises are impacted.

In December 2010, PSAB approved new not-for-profit accounting standards for government not-for-profit organizations. These standards are effective for fiscal years beginning on or after January 1, 2012, and when implemented, may change the accounting policies currently being applied by government not-for-profit organizations. The Ministry of Finance will continue to consult with consolidated entities and their respective ministries to ensure appropriate choices are made and are applied consistently for these organizations. The Province’s Consolidated Financial Statements may be affected by these changes to the extent that government organizations are impacted and those impacts will be reported in 2012–13.

During 2009–10, PSAB published a new standard on Liabilities for Contaminated Sites. The new standard will apply to fiscal years beginning on or after April 1, 2014. In 2011–12, PSAB released a new standard for Financial Instruments that will apply to governments for fiscal years beginning on or after April 1, 2015. The Ministry of Finance is currently assessing these standards and has initiated a process engaging Ontario ministries to evaluate the effects of these new and changing standards. The impact of these changes on the Province’s Consolidated Financial Statements is not reasonably determinable at this time.

In 2010–11, PSAB released a new standard on Government Transfers that will be effective for fiscal years beginning April 1, 2012. At this time the government does not anticipate any changes as a result of adopting the new standard for government transfers.

2.	Accounting and Financial Statement Presentation Changes

Starting in the 2011–12 Public Accounts, the presentation of certain tax expenditures has changed. This change was made to provide more transparency and accountability and is consistent with the new PSAB accounting standard for tax revenue. Tax expenditures that provide a financial benefit through the tax system, and are not related to relief of taxes paid, have been shown as an expense. The impact on the statement of operations is an equal increase in revenue and expense of $544 million ($517 million for 2010–11), with no impact to the Province’s deficit.

During the year, the Ontario Lottery and Gaming Corporation and the Liquor Control Board of Ontario adopted IFRS (see Schedule 9). This change has resulted in an adjustment to opening net debt and accumulated deficit of $758 million. The adjustment is predominantly a result of changes to the basis for asset valuation and a change in the asset amortization methods.

During the year, four government organizations that previously followed the accounting standards recommended by the AcSB adopted accounting standards recommended by PSAB. This change has resulted in an adjustment to the opening net debt, accumulated deficit and other liabilities of $107 million.

3.	Debt

The Province borrows in both domestic and international markets. Debt of $257.3 billion, as at March 31, 2012 (2011, $236.6 billion), is composed mainly of bonds and debentures issued in both the short- and long-term public capital markets and non-public debt held by certain federal and provincial public sector pension funds. Debt comprises Debt Issued for Provincial Purposes of $230.3 billion (2011, $209.4 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $27.0 billion (2011, $27.2 billion). The following table presents the maturity schedule of the Province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts.

Debt As at March 31 ($ Millions)						2012	2011
Currency	Canadian Dollar	U.S. Dollar	Japanese Yen	Euro	Other Currencies1	Total	Total
Maturing in:
2012							$31,399
2013	$19,980	13,175	–	–	550	$33,705	17,314
2014	14,882	5,981	168	2,340	1,622	24,993	24,440
2015	11,777	9,060	60	–	774	21,671	21,582
2016	8,438	5,334	1,152	–	1,799	16,723	16,397
2017	11,234	7,123	–	–	500	18,857	–
1–5 years	66,311	40,673	1,380	2,340	5,245	115,949	111,132
6–10 years	37,225	6,434	520	6,662	2,063	52,904	46,384
11–15 years	16,963	–	–	–	–	16,963	13,571
16–20 years	14,200	–	–	–	–	14,200	12,749
21–25 years	17,091	–	–	–	–	17,091	17,577
26–452 years	40,171	–	–	–	–	40,171	35,216
Total3, 4	$191,961	47,107	1,900	9,002	7,308	$257,278	$236,629
Debt Issued for Provincial Purposes5	168,818	44,683	1,900	8,823	6,090	230,314	209,443
OEFC Debt	23,143	2,424	–	179	1,218	26,964	27,186
Total	$191,961	47,107	1,900	9,002	7,308	$257,278	$236,629
Effective Interest Rates (Weighted Average)
2012	4.74%	2.99%	1.27%	4.24%	3.79%	4.35%	–
2011	4.98%	3.17%	1.27%	4.02%	3.72%	–	4.54%

1  Other currencies comprise Australian dollar, New Zealand dollar, Norwegian krone, UK Pound sterling, Swiss franc, Hong Kong dollar and South African rand.
2  The longest term to maturity is to June 2, 2054.
3  Total foreign currency denominated debt as at March 31, 2012, was $65.3 billion (2011, $61.6 billion). Of that, $63.0 billion or 96.4 per cent (2011, $59.4 billion or 96.4 per cent) was fully hedged to Canadian dollars. The remaining 3.6 per cent (2011, 3.6 per cent) of foreign debt was unhedged as follows: $1.8 billion (2011, $1.8 billion) Japanese yen denominated debt and $500 million (2011, $477 million) Swiss franc denominated debt.
4  Total debt includes issues totalling $0.75 billion (2011, $1.4 billion), which have embedded options exercisable by either the Province or the bondholder under specific conditions.
5  Debt denominated in Canadian dollars as at March 31, 2012 includes $3.4 billion (2011, $1.5 billion) long-term debt and $0.05 billion (2011, $3.0 billion) short-term debt purchased and held by the Province.

Debt As at March 31 ($ Millions)	2012	2011
Debt Payable to/of:
Public Investors	$242,295	$220,583
Canada Pension Plan Investment Fund	10,233	10,233
Public Service Pension Plan Fund	1,048	1,403
Ontario Teachers’ Pension Plan Fund	625	1,205
Canada Mortgage and Housing Corporation	635	696
Ontario Public Service Employees Union Pension Fund	498	667
Others1	1,944	1,842
Total	$257,278	$236,629
1 Debt Payable to Others is composed of School Board Trust Debt of $759 million (2011, $779 million) and debt of Ontario Immigrant Investor Corporation of $1,185 million (2011, $1,063 million).

Fair value of debt issued approximates amounts at which debt instruments could be exchanged in a current transaction between willing parties. In valuing the Province’s debt, fair value is estimated using discounted cash flows and other valuation techniques and is compared to public market quotations where available. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2012 was $292.3 billion (2011, $253.5 billion). This is higher than the book value of $257.3 billion (2011, $236.6 billion) because current interest rates are generally lower than the interest rates at which the debt was issued. The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million in June 2003. The Trust provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. These amounts will be reduced over the 30-year period by the transfer payments made by the Ministry of Education to the Trust under the School Board Operating Grant program. As at March 31, 2012, outstanding debentures of $759 million (2011, $779 million) are included in Debt.

4.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure exposure to risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (“derivatives”).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge and to minimize interest costs. Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow the Province to offset its existing obligations and thereby effectively convert them into obligations with more desirable characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments and foreign currency transactions will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most of the derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. In the instances where the term of forward foreign exchange contracts used for hedging is shorter than the term of the underlying debt, the effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal net of foreign currency holdings to reach a maximum of 5 per cent of Debt Issued for Provincial Purposes and OEFC. At March 31, 2012, the respective unhedged levels were 0.98 and nil per cent (2011, 1.04 and nil per cent). A one Japanese yen appreciation of the Japanese currency, relative to the Canadian dollar, would result in unhedged debt denominated in Japanese yen increasing by $22.2 million (2011, $20.9 million) and a corresponding increase in interest on debt of $7.0 million (2011, $4.9 million). A one Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss franc increasing by $5.6 million (2011, $5.0 million) and a corresponding increase in interest on debt of $0.9 million (2011, $0.6 million). Total foreign exchange gains/losses recognized in the Statement of Operations for 2011–12 were losses of $53.2 million (2010–11, losses of $21.6 million).

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as interest rate resetting risk, which is the net of floating rate exposure, liquid reserves and fixed rate debt maturing within the next 12-month period as a percentage of Debt Issued for Provincial Purposes and OEFC debt respectively. Depending on market conditions, the Province creates or reduces its exposure to interest rate changes by issuing or retiring short-term debt, or by entering into or closing out derivative positions. The current market risk policy limits net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent.

At March 31, 2012, the net interest rate resetting risk for Debt Issued for Provincial Purposes and OEFC debt was 8.3 per cent and 13.2 per cent respectively (2011, 8.3 per cent and 13.7 per cent). Based on floating rate interest-bearing financial instruments on hand at March 31, 2012, plus planned refinancing of maturing debt in the coming year, a one per cent (100 basis point) increase in interest rates would result in an increase in interest on debt of $232 million (2011, $220 million).

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves, that is, cash and temporary investments (Note 9), adjusted for collateral (Note 12), at levels that will meet future cash requirements and give the Province flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held that can be sold or repledged is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

The table below presents a maturity schedule of the Province’s derivatives, by type, outstanding as at March 31, 2012, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value As at March 31 ($ Millions)								2012	2011
Maturity in Fiscal Year	2013	2014	2015	2016	2017	6-10 Years	Over 10 Years	Total	Total
Swaps:
Interest Rate1	$17,940	$11,272	$23,536	$13,308	$17,638	$21,899	$7,206	$112,799	$103,164
Cross Currency	11,084	11,162	9,641	7,626	7,564	18,703	–	65,780	62,960
Forward Foreign Exchange Contracts	11,877	–	–	–	–	–	–	11,877	9,558
Swaption2	–	100	150	–	500	–	–	750	993
Total	$40,901	$22,534	$33,327	$20,934	$25,702	$40,602	$7,206	$191,206	$176,675
1 Includes $3.2 billion (2011, $2.5 billion) of interest rate swaps related to loans receivable held by consolidated entity. 2 See glossary for definition.

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the Province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio, measured through the replacement value of derivative contracts, at March 31, 2012.

Credit Risk Exposure As at March 31 ($ Millions)	2012	2011
Gross Credit Risk Exposure	$4,866	$3,502
Less: Netting	(3,962)	(2,917)
Net Credit Risk Exposure	904	585
Less: Collateral Received (Note 12)	(616)	(164)
Net Credit Risk Exposure (Net of Collateral)	$288	$421

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high credit quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (“master agreements”) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the Province would incur if every counterparty to which the Province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss including the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the Province further mitigated by the collateral received from counterparties.

5.	Other Long-Term Financing

Other long-term financing comprises the total debt of the Broader Public Sector (BPS) and obligations under Alternative Financing and Procurement (AFP) arrangements.

Other Long-Term Financing of $10.2 billion, as at March 31, 2012 (2011, $9.5 billion) includes BPS Debt of $5.8 billion (2011, $6.0 billion), BPS AFP obligations of $2.8 billion (2011, $2.6 billion) and direct provincial AFP obligations of $1.6 billion (2011, $0.9 billion).

6.	Deferred Revenue and Capital Contributions

Receipts are recorded as deferred revenue if they are restricted by external parties for a purpose, such as a specific program or the purchase of tangible capital assets. Deferred revenue is recognized into revenue over time once the money has been spent on the intended purpose and any third-party conditions have been met. The balance includes the following components:

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2012	2011
Deferred Revenue:
Federal Transfers	$562	$574
Vehicle and Driver Licences	649	639
Other	2,271	2,354
Total Deferred Revenue	3,482	3,567
Deferred Capital Contributions - Spent	4,972	4,335
Deferred Capital Contributions - Unspent	99	137
Total Deferred Capital Contributions	5,071	4,472
Total	$8,553	$8,039

Federal transfers were received by the Province to provide multi-year funding for provincial expenditures. They are recognized as revenue in the periods identified by the federal government in the underlying agreements. Details are provided in the following table.

Deferred Revenue — Federal Transfers ($ Millions)
	Total Transfer Received	Included in Revenue		Revenue Deferred to Future Periods		Deferred Revenue
		2010–11 and prior	2011–12	2012–13	2013–14 and thereafter	As at March 31, 2012
Building Canada Fund	$173	$3	$5	$8	$157	$165
Strategic Highway Infrastructure Fund	168	35	7	7	119	126
Border Infrastructure Fund	147	20	6	6	115	121
Infrastructure Stimulus Fund	58	–	2	2	54	56
Windsor Border Initiatives Implementation Group	55	5	2	2	46	48
Police Officers Recruitment Fund	156	93	31	32	–	32
Other Federal Transfers	69	37	18	4	10	14
Total	$826	$193	$71	$61	$501	$562

The Province provides a two-year vehicle licence plate renewal option and multi-year driver licence renewals (two years for seniors and five years for all others). Amounts received under these multi-year renewals are recognized as revenue over the periods covered by the licences.

Deferred Capital Contributions – Spent represents the unamortized balance of donations and federal government capital grants received for the purchase or construction of tangible capital assets. Spent capital contributions are amortized to revenue consistent with the amortization to expense of the related tangible capital assets.

Deferred Capital Contributions – Unspent represents donations and federal and municipal governments capital grants received but not yet spent for the purchase or construction of tangible capital assets. The amortization of Deferred Capital Contributions to revenue starts once the contributions are spent and the related tangible capital assets are ready for service.

7.	Pensions and Other Employee Future Benefits

Pensions and Other Employee Future Benefits Liability (Asset)
As at March 31 ($ Millions)	2012	2012	2012	2011
	Pensions	Other Employee Future Benefits	Total	Total
Obligation for benefits	$100,207	$13,534	$113,741	$107,668
Less: plan fund assets	(103,272)	(468)	(103,740)	(101,665)
Unamortized actuarial gains	(5,284)	(1,958)	(7,242)	(3,533)
Adjustments1	2,036	7	2,043	1,980
Total	($6,313)	$11,115	$4,802	$4,450
1  Adjustments for pensions consist of:
i) differences for amounts reported by the pension plans at December 31, instead of the Province’s year-end of March 31
ii) unamortized difference between employer and employee contributions for jointly sponsored pension plans
iii) unamortized employee contribution reductions for solely sponsored plans
iv) amounts payable by the Province that are reflected as contributions in the pension plan assets.

Pensions and Other Employee Future Benefits Expense
For the year ended March 31 ($ Millions)	2012	2012	2012	2011
	Pensions	Other Employee Future Benefits	Total	Total
Cost of benefits	$2,059	$469	$2,528	$2,343
Amortization of actuarial losses	2	160	162	61
Employee contributions	(307)	–	(307)	(283)
Cost of plan amendments	–	–	–	66
Interest (income) expense	(438)	317	(121)	(99)
Adjustments1	(87)	(1)	(88)	(54)
Total2,3	$1,229	$945	$2,174	$2,034
1  Adjustments for Pensions consist of amortization of:
i)  the difference between employer and employee contributions for jointly sponsored pension plans
ii) employee contribution reductions for solely sponsored plans.
2  Total Pensions and Other Employee Future Benefits Expense is reported in Schedule 3. The Teachers’ Pension expense of $523 million (2010–11, $522 million) is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4. The Public Service and OPSEU Pension expense of $706 million (2010–11, $726 million) and Other Employee Future Benefits — Retirement Benefits expense of $594 million (2010–11, $456 million) are included in the General Government and Other expense in the Consolidated Statement of Operations. The combined total of Public Service and OPSEU Pension and Other Employee Future Benefits — Retirement Benefits expense of $1,300 million (2010–11, $1,182 million) is disclosed separately in Schedule 4. The remainder of Other Employee Future Benefits expense is included in the relevant ministries’ expenses in Schedule 4.
3  The Pensions and Other Employee Future Benefits Expenses for the hospitals, school boards and colleges sectors (except for the Ontario Teachers’ Pension Plan) are not included in the table above. These expenses are included in the Salaries, Wages and Benefits of BPS organizations (Schedule 10) and in the expenses of the BPS ministries (Education, Health and Long-Term Care, and Training, Colleges and Universities) in Schedule 4.

Pensions

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP) and joint sponsor of the Ontario Public Service Employees Union (OPSEU) Pension Plan and the Ontario Teachers’ Pension Plan (OTPP).

These three plans are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers and administrators with a guaranteed amount of retirement income. Benefits are based primarily on the best five-year average salary of members and their length of service, and are indexed to changes in the Consumer Price Index to provide protection against inflation. Plan members normally contribute seven to eleven per cent of their salaries to these plans. The Province matches these contributions.

The obligation for benefits and plan fund assets of these plans is based on actuarial accounting valuations that are performed annually. The government’s best estimate of the long-term annual inflation rate used in the pension and other employee future benefits calculations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 3.5 per cent; and the discount rate and expected rate of return on pension plan assets are 6.75 per cent for OTPP, 6.5 per cent for PSPP and 6.75 per cent for OPSEU Pension Plan. Actuarial gains or losses are amortized over the expected average remaining service life of the employees of 10.7 to 14.1 years.

Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years. The Province contributed $1,346 million to OTPP in 2011–12 (2010–11, $1,318 million), $359 million (including a $127 million special payment) to PSPP (2010–11, $385 million including a $147 million special payment), and $212 million to OPSEU Pension Plan (2010–11, $184 million). During calendar year 2011, OTPP paid benefits, including transfers to other plans, of $4.7 billion (2010, $4.5 billion), PSPP paid $937 million (2010, $904 million) and OPSEU Pension Plan paid $664 million (2010, $622 million). Under agreements between the Province and OPSEU, and between the Province and the Ontario Teachers’ Federation (OTF), gains and losses arising from statutory actuarial funding valuations are shared by the co-sponsors.

The Province is also responsible for sponsoring the Ontario Teachers’ Retirement Compensation Arrangement and the Public Service Supplementary Benefits Plan. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

Pension benefits for employees in the hospital and colleges sectors are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP).

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Board of Trustees, the Ontario College Application Services and the Ontario College Library Services. Both of these plans are accounted for as joint contributory defined benefit plans that provide eligible members with a retirement income based on a formula that takes into account a member’s earnings history and length of service in the plan. The plans are financed by contributions from participating members and employers, and by investment earnings. As organizations covered under these plans are in the government’s reporting entity, the Province includes 56 per cent of BPS organizations’ portion1 of the net obligation of HOOPP and includes 50 per cent of the net obligation of CAATPP.

The obligation for benefits and plan fund assets of these plans is based on actuarial accounting valuations that are performed annually. The government’s best estimate of the long-term annual inflation rate used in the pension calculations for BPS organizations disclosed in these financial statements is 2.5 per cent; the salary escalation rate is 4.75 per cent for HOOPP and 3.5 percent for CAATPP; and the discount rate and expected rate of return on pension plan assets are 6.25 per cent for HOOPP and 6.5 per cent for CAATPP. Actuarial gains or losses are amortized over the expected average remaining service life of the employees of 12.3 years for HOOPP and 10.5 years for CAATPP.

Expenses for HOOPP of $995 million (2010–11, $938 million) and CAATPP of $179 million (2010–11, $184 million) are included in the Salaries, Wages and Benefits expenses of the hospital and colleges sectors respectively (Schedule 10) and in the expenses of the related ministries (Schedule 4). The related liabilities are included in the Pensions and Other Employee Future Benefits liability on the Consolidated Statement of Financial Position.

Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years. The employers contributed $827 million to HOOPP in 2011–12 (2010–11, $805 million) and $153 million to CAATPP (2010–11, $145 million). During calendar year 2011, HOOPP paid benefits of $1,335 million (2010, $1,229 million), and CAATPP paid $303 million (2010, $285 million).

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to retired employees through a self-insured, unfunded defined benefit plan. The liability for non-pension retirement benefits of $5.8 billion as at March 31, 2012 (2011, $5.3 billion) is included in the Other Employee Future Benefits Liability. The expense for 2011–12 of $594 million (2010–11, $456 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS expense of $757 million in 2011–12 (2010–11, $684 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the non-pension retirement benefits calculation for 2011–12 is 4.85 per cent (2010–11, 5.2 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2011–12 ranges from 4.0 per cent to 5.0 per cent (2010–11, 4.5 per cent to 5.0 per cent).

1 BPS organizations are represented in HOOPP at 87 per cent in 2011–12 (2010–11, 88 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long-term disability benefits and regular benefits to employees who are on long-term disability. For employees who have completed five years of service, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service but less than five years are also entitled to termination pay in the event of death, retirement or release from employment. The total post-employment benefits liability of $5.3 billion as at March 31, 2012 (2011, $4.9 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense for 2011–12 of $351 million (2010–11, $330 million) (excluding the expense for BPS organizations) is included in the Other Employee Future Benefits Expense. The BPS total post-employment benefits expense of $746 million for 2011–12 (2010–11, $656 million) is included in the Salaries, Wages and Benefits expense of BPS organizations (Schedule 10) and in the expenses of the related ministries (Schedule 4).

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2011–12 is 4.3 per cent (2010–11, 4.6 per cent). The discount rate used by BPS organizations in the post-employment benefits for 2011–12 ranges from 3.0 per cent to 5.0 per cent (2010–11, 4.25 per cent to 4.75 per cent).

8.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2012	2011
Power Purchase Contracts	$1,202	$1,519
Other Funds and Liabilities	1,592	2,720
Total	$2,794	$4,239

Power Purchase Contracts

Power supply contracts include both power purchase contracts and power supply support agreements. Power purchase contracts and related loan agreements were entered into by Ontario Hydro with non-utility generators (NUGs) located in Ontario. As the legal continuation of Ontario Hydro, Ontario Electricity Financial Corporation (OEFC), a consolidated government organization, is the counterparty to these contracts. The contracts, expiring on various dates to 2048, provided for the purchase of power at prices that were expected to be in excess of the market price. Accordingly, a liability was recorded at $4.3 billion on a discounted cash-flow basis when Ontario Hydro was continued as OEFC on April 1, 1999.

Under legislated reforms to the electricity market, OEFC began receiving actual contract prices for power from ratepayers effective January 1, 2005, and no longer incurs losses on these contracts. At that time, it was estimated that the bulk of the liability would be eliminated over 12 years as existing electricity contracts expired. The decrease in the liability for power purchase contracts for 2011–12 was $317 million (2010–11, $339 million). This results in a liability of $1.2 billion as at March 31, 2012 (2011, $1.5 billion).

In addition, effective January 1, 2009, OEFC entered into a support contract with Ontario Power Generation Inc. (OPG) whereby OPG agreed to maintain the reliability and availability of Lambton and Nanticoke coal-fired stations following implementation of a greenhouse gas emissions-reduction strategy. Under the contract, OEFC agreed to ensure OPG would recover the actual costs of operating the stations after implementing this strategy. Any costs to OEFC under this agreement, which expires December 31, 2014, are fully recovered from electricity ratepayers.

During the year ended March 31, 2012, OEFC’s cost under power supply contracts totalled $1,375 million (2010–11, $1,288 million), including purchases of power from NUGs of $1,020 million (2010–11, $1,021 million) and OPG support contract costs of $355 million (2010–11, $267 million). These costs were recovered from electricity ratepayers (as shown in Schedules 1, 3 and 4).

Other Funds and Liabilities

Other funds and liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service and the Deputy Ministers’ Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

9.	Investments

Investments As at March 31 ($ Millions)	2012	2011
Temporary Investments	$10,247	$10,154
Add: Assets Purchased under Resale Agreements	1,818	3,146
Less: Assets Sold under Repurchase Agreements	(823)	(2,590)
Total Temporary Investments	$11,242	$10,710
Auto Sector Investments at Net Realizable Value	737	830
Other Investments	1,881	2,130
Asset-Backed Term Notes	438	447
Total Investments	$14,298	$14,117

Temporary Investments

Temporary investments primarily consist of investments in government bonds. The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2012, is $11.2 billion (2011, $10.7 billion). Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Investments in the Auto Sector

In 2009, the Province committed to provide one-third of the total Canadian financial assistance, to a maximum of $4.8 billion, as part of a co-ordinated response with the Canadian and U.S. federal governments to support the restructuring of the North American automotive industry. The Province’s one-third interest was initiated through a Loan Participation Agreement with Export Development Canada (EDC), a federal Crown corporation.

Interest-bearing loans of $13.7 billion were issued by the Canadian government through EDC, of which the Province’s interest in the loans issued was $4.6 billion.

During 2010, EDC agreed to transfer $9.1 billion of the $13.7 billion of outstanding loans to the Canada Development Investment Corporation (CDIC), another federal Crown corporation, through a transfer agreement for nominal consideration. These loans were exchanged by CDIC for common and preferred shares of the borrower. The rights of the Province to a one-third interest in the proceeds of these shares are governed under Memoranda of Understanding between the Canadian government and the Province.

The Province has accounted for its participative interests in the auto sector as investments in these financial statements. During the year, $93 million was realized through a combination of repayments received, offset by a reduction in the provision, resulting in an ending balance of $737 million as at March 31, 2012 (2011, $830 million). This balance includes $603 million of marketable securities with a quoted market value of $1.2 billion as at March 31, 2012.

Asset-Backed Term Notes

On January 21, 2009, the restructuring of the frozen Canadian third-party asset-backed commercial paper (ABCP) was completed. Upon completion, the Province received long-term notes issued by the Master Asset Vehicle (MAV). As at March 31, 2012, the Province held $576 million (2011, $585 million) at par with an estimated net realizable value of $438 million (2011, $447 million) in these restructured long-term notes that were issued by the MAV. In 2011–12, the Province received $9 million in principal repayment.

Other Investments

Other investments represent the investments of BPS organizations. These investments primarily consist of fixed income securities. The fair value of these investments approximates book value.

10.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)
	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	Total
Cost
Opening Balance	9,741	54,662	22,946	9,964	2,671	4,765	104,749
Additions and Valuation Adjustments1	284	5,625	2,824	741	309	1,250	11,033
Disposals	(31)	(347)	–	(509)	(191)	(80)	(1,158)
Closing Balance	9,994	59,940	25,770	10,196	2,789	5,935	114,624

Accumulated Amortization
Opening Balance	–	15,112	8,540	7,586	1,819	1,754	34,811
Additions and Valuation Adjustments1	–	1,567	822	704	263	291	3,647
Disposals	–	(246)	–	(500)	(187)	(73)	(1,006)
Closing Balance	–	16,433	9,362	7,790	1,895	1,972	37,452

Net Book Value
2012	9,994	43,507	16,408	2,406	894	3,963	77,172
2011	9,741	39,550	14,406	2,378	852	3,011	69,938
1 Includes write-downs and other adjustments.

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings includes administrative and service structures, and construction in progress.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mainly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the fiscal year 2011–12 totalled $3.6 billion, of which $1.3 billion (2010–11, $1.2 billion) relates to the Province and $2.3 billion (2010–11, $2.2 billion) relates to the BPS. The latter expense is included under the BPS expense reported on Schedule 10. The useful lives of the Province’s tangible capital assets have been estimated as:

Buildings                                               20 to 40 years

Transportation Infrastructure                 10 to 60 years

Machinery and Equipment                     3 to 30 years

Information Technology                        3 to 10 years

Other                                                   3 to 25 years

11.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management. Effective January 1, 2007, OPG adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants on the recognition and measurement of financial instruments. As a result, the ONFA Funds are carried at fair value in OPG’s financial statements.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Province’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized losses in 2011–12 of $3 million (unrealized gains in 2010–11, $395 million) that resulted in a decrease in Investment in Government Business Enterprises, and a corresponding increase in Net Debt and Accumulated Deficit.

12.	Contingent Liabilities

Obligations Guaranteed by the Province

The authorized limit for loans guaranteed by the Province as at March 31, 2012, was $882 million (2011, $773 million). The outstanding loans guaranteed and other contingencies amounted to $681 million as at March 31, 2012 (2011, $631 million). A provision of $12 million (2011, $16 million) based on an estimate of the likely loss arising from guarantees under the Student Support Programs has been reflected in these financial statements.

Ontario Nuclear Funds Agreement (ONFA)

Under ONFA, the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds, for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

As well, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

Two agreements are in place to satisfy the Canadian Nuclear Safety Commission (CNSC) licensing requirements for financial guarantees in respect of OPG’s nuclear station decommissioning and nuclear waste management obligations. One agreement gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA. The other agreement provides a direct provincial guarantee to the CNSC on behalf of OPG. This guarantee, for up to $1.5 billion, effective March 1, 2010, relates to the portion of the decommissioning and waste management obligations not funded by the value of the segregated funds as at January 1, 2009. In return, the Province receives from OPG an annual fee equal to 0.5 per cent of the value of the direct provincial guarantee. The current value of the provincial guarantee of $1.5 billion is in effect through the end of 2012, when the next reference plan for the CNSC is planned to be approved.

Social Housing — Loan Insurance Agreements

For all non-profit housing projects in the provincial portfolio, the Province is liable to indemnify and reimburse the Canada Mortgage and Housing Corporation (CMHC) for any net costs, including any environmental liabilities, incurred as a result of project defaults through the Ministry of Municipal Affairs and Housing or the Ontario Mortgage and Housing Corporation.

At March 31, 2012, there were $6.7 billion (2011, $7.1 billion) of mortgage loans outstanding. As operating subsidies provided by the Province are sufficient to ensure that all mortgage payments can be made when due, default is unlikely. To date, there have been no claims for defaults on insured mortgage loans.

Claims Against the Crown

There are claims outstanding against the Crown of which 65 (2011, 69) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Captive Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro-rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million, which may cover settlements, judgments and defence costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, a subsidiary of CBS. Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $376 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Legal Aid Ontario – Certificates

Legal Aid Ontario (LAO) issues certificates to individuals seeking legal aid assistance. Each certificate issued authorizes legal services to be performed within the tariff guidelines. At March 31, 2012, a potential $50.4 million (2011, $49.7 million) could still be incurred on certificates issued on or before March 31, 2012, over and above the billings received to date.

Pan/Parapan American Games

On November 6, 2009, Pan American Sports Organization (PASO) members voted to award Toronto and the Golden Horseshoe region the hosting rights of the 2015 Pan/Parapan American Games. Under the Ontario Support Agreement (OSA), the Province has agreed to act as the deficit guarantor. The deficit guarantee will be applicable to the activities of Toronto 2015 in performing its Pan Am-related commitments. The deficit guarantee stipulates that payments of any approved expenses in excess of the aggregate agreed contribution to the Games by all parties are the responsibility of the Province, provided that such expenses have been incurred in an agreed manner and approved by the Province in accordance with the terms and conditions of the OSA. Any future expense associated with this guarantee is undeterminable as at March 31, 2012.

General Real Estate Portfolio – Lease Obligation

Prior to the amalgamation of Stadium Corporation of Ontario Limited (STADCO) with Infrastructure Ontario and the Ontario Realty Corporation on June 6, 2011, all assets, liabilities and operations of STADCO were transferred to the General Real Estate Porftolio (GREP), including ground leases dated June 3, 1989, with Canada Lands Company (CLC) for the SkyDome Lands and the sublease to Rogers Stadium Limited Partnership (sub-tenant). Under the terms of the ground lease, GREP is responsible for base rent, realty taxes, utilities and certain operating costs, which are assumed by the sub-tenant under the terms of the sub-lease. In the event of a default by the sub-tenant, the potential financial impact to GREP is estimated to be the base rent, in the range of $300 million to $400 million annually, plus realty taxes, utilities and certain operating costs.

Collateral

The Province has entered into repurchase agreements of securities and collateral agreements with certain derivatives counterparties. Under the terms of those agreements, as is usual and customary, the Province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2012, the Province pledged assets in the carrying amount of $2.6 billion (2011, $1.9 billion), which are included in Investments.

13.	Contractual Obligations

Contractual Obligations as at March 31 ($ Millions)			Minimum Payments to be made in:
	2012	2011	2013	2014	2015	2016	2017	2018 and thereafter
Transfer Payments	$15,557	$13,561	$3,670	$2,701	$2,826	$1,905	$1,534	$2,921
Alternative Financing Contracts	14,738	14,175	1,854	587	1,767	1,465	1,248	7,817
Ontario Power Generation	6,091	6,161	1,167	991	845	719	324	2,045
Leases	4,581	3,757	614	555	478	397	326	2,211
Construction Contracts	1,940	2,085	1,338	484	117	1	–	–
Other	9,756	7,634	6,474	784	702	663	234	899
Total Contractual Obligations	$52,663	$47,373	$15,117	$6,102	$6,735	$5,150	$3,666	$15,893

Ontario Power Generation Inc.’s contractual obligations include future contributions under ONFA of $1.2 billion, fuel supply agreements of $1.0 billion and Lower Mattagami River construction of $1.3 billion.

In November 2009, the Pan American Sports Organization selected the City of Toronto to host the 2015 Pan/Parapan American Games. The Province has made a commitment to contribute $1.2 billion (approximately $550 million operating cost and $621 million for cost associated with the development of the Pan Am 2015 Games Athletes’ Village) towards the Games, most of which is included in the Transfer Payments in the above table.

The Province has entered into a number of multiple-year alternative financing contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

14.	Trust Funds Under Administration

Summary financial information from the most recent financial statements of trust funds under administration is provided below.

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2011	20101
Assets	$17,405	$16,877
Liabilities	29,699	27,452
Deficiency of Assets	(12,294)	(10,575)
Unfunded Liability attributable to WSIB stakeholders	($14,199)	($12,438)
1 The financial statements have been prepared in accordance with IFRS. Numbers for December 31, 2010, have been restated to comply with IFRS.

Other Trust Funds As at March 31, 2012 ($ Millions)
	Assets	Liabilities	Fund Balance (Unfunded Liability)
The Public Guardian and Trustee for Province of Ontario	$1,550	$55	$1,495
Motor Vehicle Accident Claims Fund	65	210	(145)
Pension Benefits Guarantee Fund	338	262	76
As at December 31, 2011	Assets	Liabilities	Fund Balance
Deposit Insurance Corporation of Ontario	$128	$15	$113

Unfunded liabilities of trusts under administration are not included in the Province’s consolidated financial statements as it is intended that they will be discharged by external parties. The most recent financial statements of these trusts are reproduced in Volume 2 of the Public Accounts of Ontario.

15.	Comparative Figures

The comparative figures have been reclassified as necessary to conform to the 2012 presentation.

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Schedule 1	Revenues by Source	66

Schedule 2	Revenues by Sector	68

Schedule 3	Expenses by Sector	70

Schedule 4	Expenses by Ministry	72

Schedule 5	Accounts Payable and Accrued Liabilities	73

Schedule 6	Accounts Receivable	73

Schedule 7	Loans Receivable	74

Schedule 8	Government Organizations	75

Schedule 9	Government Business Enterprises	80

Schedule 10	Broader Public Sector Organizations	82

Schedule 11	Budget Reconciliation Table	83

Province of Ontario Schedule 1: Revenues by Source
($ Millions)	2011–12 Budget1	2011–12 Actual	2010–11 Actual
Taxation
Personal Income Tax	25,615	24,548	23,711
Sales Tax	20,134	20,159	18,813
Corporations Tax	9,557	9,944	9,067
Education Property Tax	5,510	5,765	5,659
Employer Health Tax	4,991	5,092	4,733
Ontario Health Premium	3,074	2,916	2,934
Gasoline Tax	2,392	2,380	2,358
Land Transfer Tax	1,249	1,432	1,247
Tobacco Tax	1,142	1,150	1,160
Fuel Tax	721	710	702
Beer and Wine Tax	538	561	397
Electricity Payments-In-Lieu of Taxes	532	367	321
Other Taxes	396	574	562
	75,851	75,598	71,664
Transfers from Government of Canada
Canada Health Transfer	10,713	10,705	10,184
Canada Social Transfer	4,460	4,469	4,330
Equalization Payments	2,350	2,200	972
Federal Transition Assistance	1,300	1,300	3,000
Labour Market Development Agreement	586	609	814
Social Housing	482	489	493
Infrastructure Programs	538	362	1,712
Indian Welfare Services Agreement	190	220	207
Labour Market Agreement	194	194	194
Wait Times Reduction Fund	97	97	97
Bilingualism Development	81	92	91
Labour Market Agreement for Persons with Disabilities	76	76	76
Youth Criminal Justice	65	67	65
Legal Aid Criminal	50	54	53
Community Development Trust	–	–	120
Strategic Training and Transition Fund	–	–	104
Federal Capital Tax Incentive	–	–	86
Other	549	371	443
	21,731	21,305	23,041

Province of Ontario Schedule 1: Revenues by Source (cont’d)
($ Millions)	2011–12 Budget1	2011–12 Actual	2010–11 Actual
Income from Investment in Government Business Enterprises (Schedule 9)	4,510	4,413	4,566
Other
Power Supply Contract Recoveries	1,351	1,372	1,288
Sales and Rentals	1,068	1,193	1,015
Vehicle and Driver Registration Fees	1,084	1,075	1,080
Electricity Debt Retirement Charge	931	952	944
Other Fees and Licences	770	776	715
Net Reduction of Power Purchase Contracts (Note 8)	317	317	339
Royalties	218	200	145
Independent Electricity System Operator Revenue	140	114	121
Local Services Realignment	89	89	319
Miscellaneous	1,217	2,369	1,938
	7,185	8,457	7,904
Total Revenues	109,277	109,773	107,175
1 See Schedule 11. Amounts reported as “Plan” in 2011 Budget, restated for presentation changes.

Province of Ontario Schedule 2: Revenues by Sector
Sectors	Health1		Education2		Children’s and Social Services3		Environment, Resources and Economic Development4
For the year ended March 31 ($ Millions)	2012	2011	2012	2011	2012	2011	2012	2011
Revenues
Taxation (Schedule 1)	–	–	–	–	–	–	–	3
Transfers from Government of Canada (Schedule 1)	99	215	84	71	312	307	964	1,969
Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	872	1,048
Other (Schedule 1)	394	169	29	19	44	275	2,834	3,387
Total	493	384	113	90	356	582	4,670	6,407
1  Includes the activities of the Ministry of Health and Long-Term Care.
2  Includes the activities of the Ministry of Education.
3  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
4  Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development and Innovation, Energy, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Tourism, Culture and Sport, and Transportation.

Post-Secondary Education and Training5		Justice6		General Government and Other7		Total
2012	2011	2012	2011	2012	2011	2012	2011

–	–	–	–	75,598	71,661	75,598	71,664
934	1,488	100	143	18,812	18,848	21,305	23,041
–	–	–	–	3,541	3,518	4,413	4,566
92	58	737	687	4,327	3,309	8,457	7,904
1,026	1,546	837	830	102,278	97,336	109,773	107,175
5  Includes the activities of the Ministry of Training, Colleges and Universities.
6  Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
7  Includes the activities of the Ministries of Government Services, Infrastructure, Finance, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.

Province of Ontario Schedule 3: Expenses by Sector1
Sectors	Health2		Education3		Children’s and Social Services4		Environment, Resources and Economic Development5
For the year ended March 31 ($ Millions)	2012	2011	2012	2011	2012	2011	2012	2011
Expenses
Transfer Payments	45,605	43,857	23,262	30,039	12,784	12,311	5,382	6,823
Interest on Debt	–	–	–	–	–	–	–	–
Salaries and Wages	571	571	191	193	458	437	1,690	1,639
Services	934	776	110	117	160	143	1,295	1,275
Pensions and Employee Future Benefits (Note 7)	6	7	523	522	7	7	10	11
Power Supply Contract Costs	–	–	–	–	–	–	–	–
Amortization of Tangible Capital Assets	64	65	8	8	2	–	1,101	993
Employee Benefits	98	96	29	30	72	67	291	291
Supplies and Equipment	293	304	10	9	12	16	202	216
Transportation and Communication	84	166	17	17	20	22	90	97
Impact of Broader Public Sector Organizations on Provincial Expenses (Schedule 10)	(1,241)	(1,488)	(720)	(8,574)	–	–	–	–
Other	62	60	18	18	19	28	583	386
Total10	46,476	44,414	23,448	22,379	13,534	13,031	10,644	11,731
1  The information in the sectors columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.
2  Includes the activities of the Ministry of Health and Long-Term Care.
3  Includes the activities of the Ministry of Education.
4  Includes the activities of the Ministries of Children and Youth Services, and Community and Social Services.
5  Includes the activities of the Ministries of Aboriginal Affairs, Agriculture, Food and Rural Affairs, Citizenship and Immigration, Consumer Services, Economic Development and Innovation, Energy, Environment, Labour, Municipal Affairs and Housing, Natural Resources, Northern Development and Mines, Tourism, Culture and Sport, and Transportation.

Post-Secondary Education and Training6		Justice7		General Government and Other8		Interest on Debt9		Total
2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

7,116	7,661	315	299	2,443	4,081	–	–	96,907	105,071
–	–	–	–	–	–	10,082	9,480	10,082	9,480
96	95	2,142	2,076	1,057	1,038	–	–	6,205	6,049
54	59	23	819	423	(75)	–	–	2,999	3,114
–	–	17	17	1,611	1,470	–	–	2,174	2,034
–	–	–	–	1,375	1,288	–	–	1,375	1,288
1	1	7	6	186	153	–	–	1,369	1,226
14	14	277	270	126	28	–	–	907	796
1	2	150	179	62	69	–	–	730	795
4	5	68	70	21	28	–	–	304	405
(60)	(343)	–	–	–	–	–	–	(2,021)	(10,405)
35	33	874	71	120	737	–	–	1,711	1,333
7,261	7,527	3,873	3,807	7,424	8,817	10,082	9,480	122,742	121,186
6  Includes the activities of the Ministry of Training, Colleges and Universities.
7  Includes the activities of the Ministries of Attorney General, and Community Safety and Correctional Services.
8  Includes the activities of the Ministries of Government Services, Infrastructure, Finance, the Board of Internal Economy, Executive Offices and the Office of Francophone Affairs.
9  Includes the activities related to the management of debt of the Province.
10 The comparative figures have been reclassified to conform to the 2012 presentation.

Province of Ontario Schedule 4: Expenses by Ministry
($ Millions)	2011–12 Budget1	2011–12 Actual	2010–11 Actual
Aboriginal Affairs	78	96	71
Agriculture, Food and Rural Affairs	1,529	1,276	2,393
Attorney General	1,636	1,699	1,589
Board of Internal Economy	294	271	194
Children and Youth Services	4,004	3,949	3,883
Citizenship and Immigration	133	170	122
Community and Social Services	9,769	9,585	9,148
Community Safety and Correctional Services	2,266	2,174	2,218
Consumer Services	20	19	18
Economic Development and Innovation	978	961	867
Education	23,227	22,925	21,857
Teachers' Pension (Note 7)	526	523	522
Energy	1,496	1,531	1,024
Environment	528	537	520
Executive Offices	31	31	32
Finance	2,573	2,462	4,154
Contingency Fund2	600	–	–
Interest on Debt	10,290	10,082	9,480
Municipal Partnership Fund	624	598	684
Power Supply Contract Costs	1,351	1,375	1,288
Government Services	1,084	1,051	973
Public Service/OPSEU Pension and Other Employee Future Benefits (Note 7)	1,341	1,300	1,182
Health and Long-Term Care	47,544	46,476	44,414
Infrastructure4	774	331	305
Labour	191	185	187
Municipal Affairs and Housing	698	672	1,359
Natural Resources	625	821	676
Northern Development and Mines	844	816	835
Office of Francophone Affairs	6	5	5
Tourism, Culture and Sport	1,215	1,221	1,396
Training, Colleges and Universities	7,353	7,261	7,527
Transportation	2,340	2,339	2,263
Year-End Savings3	(1,075)	–	–
Total Expenses	124,893	122,742	121,186
1  See Schedule 11. Amounts reported as “Plan” in 2011 Budget, restated for presentation changes.
2  See glossary for definition.
3  For Budget purposes, these items were not allocated to individual ministries.
4  Budget includes $100 million of Capital Contingency Fund.

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities
As at March 31 ($ Millions)	2012	2011
Transfer Payments	4,154	5,686
Interest on Debt	4,642	3,779
Salaries, Wages and Benefits	2,373	2,191
Liability for CRA1 Overpayment	266	399
Other	9,517	8,044
Total Accounts Payable and Accrued Liabilities	20,952	20,099
1 CRA – Canada Revenue Agency.

Province of Ontario Schedule 6: Accounts Receivable
As at March 31 ($ Millions)	2012	2011
Taxes	5,522	4,624
Transfer Payments1	690	841
Other Accounts Receivable2	3,319	2,862
	9,531	8,327
Less: Allowance for Doubtful Accounts3	(1,208)	(1,729)
	8,323	6,598
Government of Canada	940	1,728
Total Accounts Receivable	9,263	8,326
1  The Transfer Payment receivable consists primarily of recoverables of $552 million (2011, $818 million) for the Ontario Disability Support Program – Financial Assistance.
2  Other Accounts Receivable includes trade receivable.
3  The Allowance for Doubtful Accounts includes a provision of $488 million (2011, $732 million) for the Ontario Disability Support Program – Financial Assistance.

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2012	2011
Government Business Enterprises1	4,146	4,018
Municipalities2	3,997	3,299
Students3	2,638	2,408
Industrial and Commercial4	591	514
Pension Benefit Guarantee Fund5	242	253
Universities6	29	27
Other	86	77
	11,729	10,596
Unamortized Concession Discounts7	(357)	(371)
Allowance for Doubtful Accounts8	(991)	(1,007)
Total Loans Receivable	10,381	9,218
1  Loans to government business enterprises bear interest at rates of 1.31 per cent to 6.33 per cent (2011, 1.41 per cent to 6.65 per cent).
2  Loans to municipalities bear interest at rates up to 8.00 per cent (2011, 8.00 per cent).
3  Loans to students bear interest at rates of 2.00 per cent to 3.00 per cent (2011, 2.00 per cent to 3.00 per cent).
4  Loans to industrial and commercial enterprises bear interest at rates up to 8.01 per cent (2011, 8.01 per cent).
5  The loan to the Pension Benefit Guarantee Fund is interest-free.
6  Loans to universities are mortgages bearing interest at rates of 2.77 per cent to 11.04 per cent (2011, 9.17 per cent to 11.04 per cent).
7  Unamortized concession discounts related to loans made to municipalities of $104 million (2011, $114 million), loans to the Pension Benefit Guarantee Fund of $119 million (2011, $124 million), and loans to industrial and commercial enterprises of $134 million (2011, $133 million).
8  Allowance for doubtful accounts related to loans made to students of $632 million (2011, $657 million), municipalities of $158 million (2011, $158 million), industrial and commercial enterprises and other of $78 million (2011, $63 million), and the Pension Benefit Guarantee Fund of $123 million (2011, $129 million).

Repayment Terms	Principal Repayment ($ Millions)
Years to Maturity	2012	2011
1 year	941	986
2 years	490	598
3 years	376	188
4 years	498	515
5 years	1,309	371
1–5 years	3,614	2,658
6–10 years	2,109	3,272
11–15 years	577	429
16–20 years	1,256	1,048
21–25 years	1,106	802
Over 25 years	632	284
Subtotal	9,294	8,493
No fixed maturity	2,435	2,103
Total	11,729	10,596

Province of Ontario Schedule 8: Government Organizations 1
Government Business Enterprises2	Responsible Ministry
Hydro One Inc.	Energy
Liquor Control Board of Ontario	Finance
Ontario Lottery and Gaming Corporation	Finance
Ontario Power Generation Inc.	Energy
Other Government Organizations2	Responsible Ministry
Agricorp	Agriculture, Food and Rural Affairs
Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs
Algonquin Forestry Authority	Natural Resources
Cancer Care Ontario	Health and Long-Term Care
Education Quality and Accountability Office	Education
eHealth Ontario	Health and Long-Term Care
Forest Renewal Trust	Natural Resources
General Real Estate Portfolio	Infrastructure
Independent Electricity System Operator	Energy
Legal Aid Ontario	Attorney General
Local Health Integration Networks
Central East Local Health Integration Network	Health and Long-Term Care
Central Local Health Integration Network	Health and Long-Term Care
Central West Local Health Integration Network	Health and Long-Term Care
Champlain Local Health Integration Network	Health and Long-Term Care
Erie St. Clair Local Health Integration Network	Health and Long-Term Care
Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care
Mississauga Halton Local Health Integration Network	Health and Long-Term Care
North East Local Health Integration Network	Health and Long-Term Care
North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care
North West Local Health Integration Network	Health and Long-Term Care
South East Local Health Integration Network	Health and Long-Term Care
South West Local Health Integration Network	Health and Long-Term Care
Toronto Central Local Health Integration Network	Health and Long-Term Care
Waterloo Wellington Local Health Integration Network	Health and Long-Term Care
Metrolinx	Transportation
Metropolitan Toronto Convention Centre	Tourism, Culture and Sport
Niagara Parks Commission	Tourism, Culture and Sport
Northern Ontario Heritage Fund Corporation	Northern Development and Mines
Ontario Agency for Health Protection and Promotion	Health and Long-Term Care
Ontario Arts Council	Tourism, Culture and Sport
Ontario Capital Growth Corporation	Economic Development and Innovation
Ontario Clean Water Agency	Environment
Ontario Educational Communications Authority	Education
Ontario Electricity Financial Corporation	Finance
Ontario Energy Board	Energy
Ontario Financing Authority	Finance
Ontario French-Language Educational Communications Authority	Education
Ontario Immigrant Investor Corporation	Economic Development and Innovation
Ontario Infrastructure and Lands Corporation	Infrastructure
Ontario Mortgage and Housing Corporation	Municipal Affairs and Housing
1  The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s financial statements as at March 31, 2012.
2  The most recent audited financial statements of these organizations are included in Volume 2, Public Accounts of Ontario.

Province of Ontario Schedule 8: Government Organizations
Other Government Organizations (cont’d)	Responsible Ministry (cont’d)
Ontario Northland Transportation Commission	Northern Development and Mines
Ontario Place Corporation	Tourism, Culture and Sport
Ontario Power Authority	Energy
Ontario Racing Commission	Finance
Ontario Science Centre	Tourism, Culture and Sport
Ontario Securities Commission	Finance
Ontario Student Loan Trust	Training, Colleges and Universities
Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport
Ontario Trillium Foundation	Tourism, Culture and Sport
Ornge	Health and Long-Term Care
Ottawa Convention Centre	Tourism, Culture and Sport
Royal Ontario Museum	Tourism, Culture and Sport
Transmission Corridor Program	Infrastructure
Waterfront Toronto	Infrastructure
Broader Public Sector Organizations
Public Hospitals – Ministry of Health and Long-Term Care
Alexandra Hospital Ingersoll
Alexandra Marine & General Hospital
Almonte General Hospital
Anson General Hospital
Arnprior and District Memorial Hospital
Atikokan General Hospital
Baycrest Centre for Geriatric Care
Bingham Memorial Hospital
Blind River District Health Centre
Bluewater Health
Brant Community Healthcare System
Bridgepoint Hospital
Brockville General Hospital
Bruyère Continuing Care Inc.
Cambridge Memorial Hospital
Campbellford Memorial Hospital
Carleton Place and District Memorial Hospital
Casey House Hospice
Chatham-Kent Health Alliance
Children's Hospital of Eastern Ontario
Clinton Public Hospital
Collingwood General and Marine Hospital
Cornwall Community Hospital
Credit Valley Hospital and Trillium Health Centre
Deep River and District Hospital Corporation
Dryden Regional Health Centre
Englehart and District Hospital Inc.
Espanola General Hospital
Four Counties Health Services
Georgian Bay General Hospital
Geraldton District Hospital
Grand River Hospital

Grey Bruce Health Services
Groves Memorial Community Hospital
Guelph General Hospital
Haldimand War Memorial Hospital
Haliburton Highlands Health Services Corporation
Halton Healthcare Services Corporation
Hamilton Health Sciences Corporation
Hanover & District Hospital
Headwaters Health Care Centre
Holland Bloorview Kids Rehabilitation Hospital
Hôpital Général de Hawkesbury and District General Hospital Inc.
Hôpital Glengarry Memorial Hospital
Hôpital Montfort
Hôpital Notre Dame Hospital (Hearst)
Hôpital régional de Sudbury Regional Hospital
Hornepayne Community Hospital
Hospital for Sick Children
Hôtel-Dieu Grace Hospital
Hôtel-Dieu Hospital, Cornwall
Humber River Regional Hospital
Joseph Brant Memorial Hospital Corporation
Kemptville District Hospital
Kingston General Hospital
Kirkland and District Hospital
Lady Dunn Health Centre
Lady Minto Hospital at Cochrane
Lake of the Woods District Hospital
Lakeridge Health
Leamington District Memorial Hospital
   Lennox and Addington County General Hospital
   Listowel Memorial Hospital
   London Health Sciences Centre

Province of Ontario Schedule 8: Government Organizations
Public Hospitals – Ministry of Health and Long-Term Care (cont’d)
Manitoulin Health Centre
Manitouwadge General Hospital
Markham Stouffville Hospital
Mattawa General Hospital
McCausland Hospital
Mount Sinai Hospital
Muskoka Algonquin Healthcare
Niagara Health System
Nipigon District Memorial Hospital
Norfolk General Hospital
North Bay Regional Health Centre
North Wellington Health Care Corporation
North York General Hospital
Northumberland Hills Hospital
Orillia Soldiers' Memorial Hospital
Ottawa Hospital
Pembroke Regional Hospital Inc.
Penetanguishene General Hospital Inc.
Perth and Smiths Falls District Hospital
Peterborough Regional Health Centre
Providence Care Centre (Kingston)
Providence Healthcare
Queensway-Carleton Hospital
Quinte Healthcare Corporation
Red Lake Margaret Cochenour Memorial Hospital Corporation
Religious Hospitallers of St. Joseph of the Hôtel Dieu of Kingston
Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines
Renfrew Victoria Hospital
Riverside Health Care Facilities Inc.
Ross Memorial Hospital
Rouge Valley Health System
Royal Victoria Regional Health Centre
Runnymede Healthcare Centre
Salvation Army Toronto Grace Hospital
Sault Area Hospital
Scarborough Hospital
Seaforth Community Hospital
Sensenbrenner Hospital
Services de santé de Chapleau Health Services
Sioux Lookout Meno-Ya-Win Health Centre
Smooth Rock Falls Hospital

South Bruce Grey Health Centre
South Huron Hospital Association
Southlake Regional Health Centre
St. Francis Memorial Hospital
St. John's Rehab Hospital
St. Joseph's Care Group
St. Joseph’s Continuing Care Centre of Sudbury
St. Joseph's General Hospital, Elliot Lake
St. Joseph's Health Care, London
St. Joseph's Health Centre (Guelph)
St. Joseph's Health Centre (Toronto)
St. Joseph's Healthcare Hamilton
St. Mary's General Hospital
St. Mary’s Memorial Hospital
St. Michael's Hospital
St. Thomas - Elgin General Hospital
Stevenson Memorial Hospital
Stratford General Hospital
Strathroy Middlesex General Hospital
Sunnybrook Health Sciences Centre
Temiskaming Hospital
Thunder Bay Regional Health Sciences Centre
Tillsonburg District Memorial Hospital
Timmins and District Hospital
Toronto East General Hospital
University Health Network
University of Ottawa Heart Institute
Weeneebayko Area Health Authority
West Haldimand General Hospital
West Lincoln Memorial Hospital
West Nipissing General Hospital
West Park Healthcare Centre
West Parry Sound Health Centre
William Osler Health System
Wilson Memorial General Hospital
Winchester District Memorial Hospital
Windsor Regional Hospital
Wingham and District Hospital
Women’s College Hospital
Woodstock General Hospital Trust
York Central Hospital

Specialty Psychiatric Hospitals – Ministry of Health and Long-Term Care
Centre for Addiction and Mental Health Ontario Shores Centre for Mental Health Sciences	Royal Ottawa Health Care Group Waypoint Centre for Mental Health Care

Province of Ontario Schedule 8: Government Organizations
School Boards – Ministry of Education
Algoma District School Board
Algonquin and Lakeshore Catholic District School Board
Avon Maitland District School Board
Bloorview MacMillan School Authority
Bluewater District School Board
Brant Haldimand Norfolk Catholic District School Board
Bruce-Grey Catholic District School Board
Campbell Children's School Authority
Catholic District School Board of Eastern Ontario
Conseil des écoles publiques de l’Est de l’Ontario
Conseil scolaire de district catholique Centre-Sud
Conseil scolaire de district catholique de l'Est ontarien
Conseil scolaire de district catholique des Aurores boréales
Conseil scolaire de district catholique des Grandes Rivières
Conseil scolaire de district catholique du Centre-Est de l'Ontario
Conseil scolaire de district catholique du Nouvel-Ontario
Conseil scolaire de district catholique Franco-Nord
Conseil scolaire de district des écoles catholiques du Sud-Ouest
Conseil scolaire de district du Grand Nord de l'Ontario
Conseil scolaire de district du Nord-Est de l'Ontario
Conseil scolaire Viamonde
District School Board of Niagara
District School Board Ontario North East
Dufferin-Peel Catholic District School Board
Durham Catholic District School Board
Durham District School Board
Grand Erie District School Board
Greater Essex County District School Board
Halton Catholic District School Board
Halton District School Board
Hamilton-Wentworth Catholic District School Board
Hamilton-Wentworth District School Board
Hastings and Prince Edward District School Board
Huron-Perth Catholic District School Board
Huron-Superior Catholic District School Board
James Bay Lowlands Secondary School Board
John McGivney Children’s Centre School Authority
Kawartha Pine Ridge District School Board
Keewatin-Patricia District School Board
Kenora Catholic District School Board
KidsAbility School Authority
Lakehead District School Board

Lambton Kent District School Board
Limestone District School Board
London District Catholic School Board
Moose Factory Island District School Area Board
Moosonee District School Area Board
Near North District School Board
Niagara Catholic District School Board
Niagara Peninsula Children's Centre School Authority
Nipissing-Parry Sound Catholic District School Board
Northeastern Catholic District School Board
Northwest Catholic District School Board
Ottawa Catholic District School Board
Ottawa Children's Treatment Centre School Authority
Ottawa-Carleton District School Board
Peel District School Board
Penetanguishene Protestant Separate School Board
Peterborough Victoria Northumberland and
Clarington Catholic District School Board
Rainbow District School Board
Rainy River District School Board
Renfrew County Catholic District School Board
Renfrew County District School Board
Simcoe County District School Board
Simcoe Muskoka Catholic District School Board
St. Clair Catholic District School Board
Sudbury Catholic District School Board
Superior North Catholic District School Board
Superior-Greenstone District School Board
Thames Valley District School Board
Thunder Bay Catholic District School Board
Toronto Catholic District School Board
Toronto District School Board
Trillium Lakelands District School Board
Upper Canada District School Board
Upper Grand District School Board
Waterloo Catholic District School Board
Waterloo Region District School Board
Wellington Catholic District School Board
Windsor-Essex Catholic District School Board
York Catholic District School Board
York Region District School Board

Province of Ontario Schedule 8: Government Organizations
Colleges – Ministry of Training, Colleges and Universities
Algonquin College of Applied Arts and Technology
Cambrian College of Applied Arts and Technology
Canadore College of Applied Arts and Technology
Centennial College of Applied Arts and Technology
Collège Boréal d’arts appliqués et de technologie
Collège d’arts appliqués et de technologie La Cité collégiale
Conestoga College Institute of Technology and Advanced Learning
Confederation College of Applied Arts and Technology
Durham College of Applied Arts and Technology
Fanshawe College of Applied Arts and Technology
George Brown College of Applied Arts and Technology
Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning
Lambton College of Applied Arts and Technology
Loyalist College of Applied Arts and Technology
Mohawk College of Applied Arts and Technology
Niagara College of Applied Arts and Technology
Northern College of Applied Arts and Technology
Sault College of Applied Arts and Technology
Seneca College of Applied Arts and Technology
Sheridan College Institute of Technology and Advanced Learning
Sir Sandford Fleming College of Applied Arts and Technology
St. Clair College of Applied Arts and Technology
St. Lawrence College of Applied Arts and Technology

Province of Ontario Schedule 9: Government Business Enterprises Summary financial information of Government Business Enterprises is provided below.
For the year ended March 31, 2012 ($ Millions)	Hydro One Inc.1	Liquor Control Board of Ontario2	Ontario Lottery and Gaming Corporation2	Ontario Power Generation Inc.1	Total
Assets
Cash and Temporary Investments	129	249	558	513	1,449
Accounts Receivable	994	32	67	542	1,635
Inventories	24	357	27	680	1,088
Prepaid Expenses	–	30	34	46	110
Long-Term Investments	274	–	–	–	274
Fixed Assets	15,304	312	1,586	15,243	32,445
Other Assets	1,558	–	20	15,858	17,436
Total Assets	18,283	980	2,292	32,882	54,437
Liabilities
Accounts Payable	932	494	469	1,321	3,216
Deferred Revenue	–	–	13	196	209
Long-Term Debt	7,688	100	117	4,934	12,839
Other Liabilities	3,294	–	22	17,598	20,914
Total Liabilities	11,914	594	621	24,049	37,178
Net Assets	6,369	386	1,671	8,833	17,259
Revenue	5,456	4,751	6,764	4,949	21,920
Expenses	4,840	3,092	4,882	4,693	17,507
Net Income (Loss)	6163	1,659	1,882	2563	4,413
Net Assets at Beginning of Year	6,161	392	2,436	8,580	17,569
Decrease in Fair Value of Ontario Nuclear Funds (Note 11)	–	–	–	(3)	(3)
IFRS Transitional Impact (Note 2)	–	(35)	(723)	–	(758)
Remittances (to) Consolidated Revenue Fund	(408)	(1,630)	(1,924)	–	(3,962)
Net Assets		6,369 86	1,671	8,833	17,259
1  Amounts reported using standards recommended by the AcSB.
2  Amounts reported using IFRS.
3  Existing policy and practice is to have the hydro sector's net income remain in the hydro sector to pay down the debt of Ontario Electricity Financial Corporation, an agency of the Province responsible for managing the stranded debt and other liabilities of the former Ontario Hydro.

Province of Ontario Schedule 9: Government Business Enterprises

Hydro One Inc.

The principal business of Hydro One Inc. is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

Liquor Control Board of Ontario

The Liquor Control Board of Ontario regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through Liquor Control Board stores, Brewers’ Retail stores and winery retail stores throughout Ontario. The Board buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The Corporation conducts lottery games and operates commercial casinos, charity casinos, and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the northeast and midwest United States.

Province of Ontario Schedule 10: Broader Public Sector Organizations Summary financial information of Broader Public Sector Organizations is provided below.
For the year ended March 31, 2012 ($ Millions)	Hospitals	School Boards	Colleges	Total
Expense
Salaries, Wages and Benefits	16,701	18,152	2,130	36,983
Amortization Expense	1,241	847	210	2,298
Interest Expense1	93	388	24	505
Other Expense	6,197	3,473	1,027	10,697
Fees, Donations and Other Recoveries	(3,659)	(1,314)	(1,728)	(6,701)
Total Sector Expense	20,573	21,546	1,663	43,782
Transfers from the Province	(21,814)	(22,266)	(1,723)	(45,803)
Impact on Provincial Expense – (Decrease)	(1,241)	(720)	(60)	(2,021)
1 Interest revenue is netted with Interest Expense.

Province of Ontario Schedule 11: Budget Reconciliation Table – Adjustments to the 2011 Budget
($ Millions)	Original 2011–12 Budget	Restructuring and Other Adjustments	Tax Expenditure Adjustments	Restated 2011–12 Budget
Revenue	108,453	243	581	109,277
Expenses by Ministry
Aboriginal Affairs	78	–	–	78
Agriculture, Food and Rural Affairs	1,529	–	–	1,529
Attorney General1	1,905	(281)	12	1,636
Board of Internal Economy	294	–	–	294
Children and Youth Services2	3,931	(7)	80	4,004
Citizenship and Immigration2	102	31	–	133
Community and Social Services	9,769	–	–	9,769
Community Safety and Correctional Services1	2,756	(490)	–	2,266
Consumer Services	20	–	–	20
Economic Development and Innovation2	353	370	255	978
Education2	23,746	7	–	23,753
Energy1, 2	1,467	–	29	1,496
Environment	383	145	–	528
Executive Offices	31	–	–	31
Finance2	3,128	2,335	(315)	5,148
Interest on Debt	10,290	–	–	10,290
Government Services	2,425	–	–	2,425
Health and Long-Term Care2	47,140	344	60	47,544
Health Promotion and Sport3	471	(471)	–	–
Infrastructure1	3	771	–	774
Labour	191	–	–	191
Municipal Affairs and Housing	698	–	–	698
Natural Resources2	603	22	–	625
Northern Development and Mines	832	–	12	844
Research and Innovation3	370	(370)	–	–
Revenue3	2,335	(2,335)	–	–
Office of Francophone Affairs	6	–	–	6
Tourism, Culture and Sport2	812	172	231	1,215
Training, Colleges and Universities	7,136	–	217	7,353
Transportation	2,340	–	–	2,340
Year-End Savings4	(1,075)	–	–	(1,075)
Total Expenses Before Reserve	124,069	243	581	124,893
Reserve	700	–	–	700
Total Expenses	124,769	243	581	125,593
Annual Deficit	(16,316)	–	–	(16,316)
1  Relates to adjustments made during the 2012 Budget regarding enhancing identification of investments on new AFP building construction within each responsible ministry’s appropriations.
2  Restructuring adjustments relate to the transfer of programs from one ministry to another.
3  This Ministry has been amalgamated to another Ministry(ies).
4  For Budget purposes, these items were not allocated to individual ministries.

Starting in the 2011–12 Public Accounts, the presentation of certain tax expenditures has changed. This change was made to provide more transparency and consistency with the 2012 Budget and is consistent with the new PSAB accounting standard for tax revenue, effective April 2012. Tax expenditures that provide a financial benefit through the tax system, and are not related to relief of taxes paid, have been shown as an expense. This table reconciles the original Budget with the Restated Budget disclosed in this year’s Public Accounts.

GLOSSARY

Note: The descriptions of the terms in the glossary are provided for the purpose of assisting readers of the 2011–12 Public Accounts. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited consolidated financial statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of post-secondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Cash and Cash Equivalents: cash or other short-term liquid low-risk instruments that are readily convertible to cash, typically within three months or less.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation.

Consolidation: the inclusion of the financial results of government-controlled organizations in the Province’s consolidated financial statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing, and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, that will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity, or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Printed Estimates.

Fiscal Year: the Province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract in which one party pays a fixed interest rate and receives a floating interest rate.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period of time such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures, or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts), and machinery and equipment (e.g., medical equipment, research equipment).

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the Province’s total liabilities and financial assets. It represents the Province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the Province are tangible capital assets.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the Province along with supporting statements and schedules as required by the Financial Administration Act.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the Provincial revenue and expense. Actual costs incurred by the ministry, which pertains to the reserve, are recorded as expenses of that ministry. See Contingency Fund.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the Province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not

●	receive any goods or services directly in return, as would occur in a purchase or sale transaction;
●	expect to be repaid, as would be expected in a loan; or
●	expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year. For an electronic copy of the Ontario Budget, visit the Ministry of Finance website at www.fin.gov.on.ca.

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: www.fin.gov.on.ca.

Ontario Finances

This is a quarterly report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year. For electronic access, go to: www.fin.gov.on.ca.

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access,

go to: www.fin.gov.on.ca.